8/27

02049599

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AMRAD Corp Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 0 6 2002
THOMSON FINANCIAL

FILE NO. 82- 4867 FISCAL YEAR 6-30-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dlw

DATE : 9/4/02

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121

telephone (61 3) 9208 4000
facsimile (61 3) 9208 4352
http://www.amrad.com.au

AR/S
6-30-02

16 August 2002

02 AUG 27 AM 8:47

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

AUG 2 8 2002
WASH. D.C.

Dear Sirs

**AMRAD Corporation Limited**
**Rule 12g3-2(b) Exemption (File No. 82-4867)**

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

**Robyn Fry**
**General Counsel & Company Secretary**

# Rule 12g3-2(b) Card Received from the SEC

| ISSUER | FILE NO. |
|---|---|
| AMRAO Corporation Limited | 82- 4867 |

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department:** **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 16/08/2002

TIME: 09:21:09

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

News Release re Full Year Result

**Nicky Haw**

**From:** ASX Online [ASX.Online@asx.com.au]
**Sent:** Friday, 16 August 2002 9:23
**To:** rfry@amrad.com.au; nhaw@amrad.com.au
**Subject:** AML - ASX Online e-Lodgement - Confirmation of Release

elease160802.pdf
(18 KB)

ASX confirms the release to the market of Doc ID: 22858 as follows: Release Time: 16-Aug-2002 09:21:06 ASX Code: AML File Name: Release160802.pdf Your Announcement Title: News Release amrad.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4320
facsimile (61 3) 9208 4352
http://www.amrad.com.au

**NEWS RELEASE**
Friday 16 August 2002

Amrad Corporation Limited (ASX:AML) has closed the financial year in a stable position, reporting revenues and expenses in line with forecasts and with a strong asset base including major property assets.

Amrad's total revenue for the year ended 30 June 2002 was $12.98 million, incurring a loss after tax of $14.4 million.

Expenditure on research and development (R&D) was $16.6 million, a slight increase on the 2001 figure of $16.3 million, all of which was expensed against the revenue during the financial year. More than 50 percent of the expenditure was incurred on three major projects in the clinical development phase, namely the emfilermin, AM336 and AM365 projects. The balance was expended on products in the pre-clinical and discovery stages.

Amrad's Managing Director, Dr Sandra Webb, reported other operating costs were significantly lower than the previous year, following the divestment of the AMRAD Pharmaceuticals business.

In March 2002 Amrad raised $15.5 million (or $14.9 million after transaction costs) through a share placement of 13.5 million ordinary shares to institutions. As previously announced, these funds will be used to accelerate development of clinical trials and discovery leads.

At 30 June 2002, Amrad had cash reserves and funds under management of $34.6 million. The Company also held property assets at a book value of $38.1 million, with a net value after debt of $19.7 million.

"Amrad's forecast cash requirement for the current financial year is inthe region of $10 million. The Company has clear business and R&D strategies and is soundly positioned, particularly when compared to the diversity and stage of development of the Company's product discoveries," Dr Webb said.

"The sale of the AMRAD Pharmaceuticals business in 2000 has been successfully completed, allowing Amrad to concentrate on its core competency of R&D.

"Amrad is a biotech company that is now clearly focused, with a committed board and management team. It is recognised as a major participant in the Australian biotechnology industry. The essential financial structure and plans are in place and key performance indicators – both clinical and financial – are being pursued. The aim now is to deliver improved profitability and shareholder value through maximising commercial outcomes from its discoveries and developments," said Dr Webb.

| FINANCIAL SUMMARY | 2002 $'000 | 2001 $'000 |
|---|---|---|
| Revenue from operating activities | 12,969 | 56,192 |
| Gross proceeds from disposal of non-current assets | 8 | 12,318 |
| Total revenue | 12,977 | 68,510 |
| Research & development expenditure | 16,577 | 16,284 |
| Consolidated loss after tax | (14,402) | (4,337) |
| Individually significant items: | | |
| - Profit on sale of AMRAD Pharmaceuticals | - | 7,373 |
| Cash & investments | 34,638 | 32,626 |
| Property assets (net of associated liabilities) | 19,732 | 18,336 |
| Total net assets | 61,988 | 61,354 |
| | **Cents** | **Cents** |
| Net Tangible Assets per share | 47.4 | 52.5 |

**Amrad Corporation Limited**

Amrad Corporation Limited is an Australian research-based biotechnology company. Amrad's in-house pharmaceutical R&D expertise is focused on three key areas: infectious diseases, neurological disease, and allergy and inflammation. Amrad's R&D activity targets the clinical development of compounds for serious chronic human diseases, focused on early commercial returns. Amrad currently has five projects in preclinical and clinical development. The lead clinical projects include AM336 for the treatment of chronic severe pain (Phase I/II completed); emfilermin for the treatment of reproductive health in collaboration with Serono (proof of concept completed). Preclinical projects include AM36 (preclinical testing) for the treatment of stroke; AM132 and AM133 for the treatment of cardiovascular disease (preclinical testing) in collaboration with Gencell Inc (a wholly owned subsidiary of Aventis) and Edwards Lifesciences respectively. Amrad has also partnered with Cambridge Antibody Technology to co-develop human antibody drugs neutralising GM-CSF receptor activity in inflammatory diseases such as rheumatoid arthritis.

**Further information contact:** Anne Hayward, Investor Relations, 03 9208 4320, or 0419 893 922

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 16/08/2002

TIME: 09:21:10

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ASIC Annual Audited A/cs

**Nicky Haw**

**From:** ASX Online [ASX.Online@asx.com.au]
**Sent:** Friday, 16 August 2002 9:23
**To:** rfry@amrad.com.au; nhaw@amrad.com.au
**Subject:** AML - ASX Online e-Lodgement - Confirmation of Release

ullaccounts160802
.pdf (160 KB...

ASX confirms the release to the market of Doc ID: 22859 as follows: Release Time: 16-Aug-2002 09:21:06 ASX Code: AML File Name: Fullaccounts160802.pdf Your Announcement Title: Amrad Corporation Limited end of year accounts

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

The directors present their report together with the financial report of Amrad Corporation Limited (the "Company") and the consolidated financial report of the consolidated entity, being the Company and its controlled entities, for the year ended 30 June 2002 and the auditor's report thereon.

**Directors**

The directors of the Company at any time during or since the end of the financial year are:

| *Name* | *Period of directorship* |
|---|---|
| **Mr O B O'Duill** B.Comm Hons (*Chairman*) | Chairman and non-executive director since 21 May 2002. |
| **Prof J Mills** BS Hons, MD, FACP, FRACP, FIDSA, MASM (*Deputy Chairman*) | Non-executive director since 1995 and Chairman from 1 October 2001 until 21 May 2002. |
| **Dr S N Webb** BPharm, PhD, Dip Law, M.R.PHARMS (*Managing Director*) | Managing Director since 16 August 2001. |
| **Ms H A Cameron** BSc, MBA, FTCL | Non-executive director since 1997. |
| **Mr I N Ferres** FFA, FIAA | Non-executive director since 1990. |
| **Mr R W Moses** MBA | Non-executive director since 21 May 2002. |

Mr L Serry resigned on 9 July 2001, Messrs C R Ward-Ambler and R H Searby resigned on 30 September 2001, Dr J D Flack resigned on 31 December 2001 and Mr J L Curnock Cook resigned on 21 May 2002. Mr H L Nordhoff was appointed on 16 August 2001 and resigned on 17 May 2002.

**Directors' meetings**

The number of directors' meetings (including meetings of committees of directors) and number of meetings attended by each of the directors of the Company during the financial year are:

| | Directors' Meetings | | Audit Committee Meetings | | Corporate Governance & Nominations Committee Meetings | | Chairman's Committee Meetings | |
|---|---|---|---|---|---|---|---|---|
| | Attended | Held (i) | Attended | Held (i) | Attended | Held (i) | Attended | Held (i) |
| Mr C R Ward Ambler | 1 | 1 | - | - | - | - | 1 | 1 |
| Mr O B O'Duill | - | - | - | - | - | - | - | - |
| Prof J Mills (ii) | 10 | 10 | 1 | 1 | 1 | 1 | 1 | 1 |
| Dr S N Webb (ii) | 10 | 10 | - | - | - | - | - | - |
| Ms H A Cameron | 10 | 10 | 2 | 2 | 1 | 1 | - | - |
| Dr J D Flack (ii) | 3 | 3 | - | - | - | - | - | - |
| Mr J L Curnock Cook | 8 | 10 | - | - | - | - | 1 | 1 |
| Mr I N Ferres | 9 | 10 | 2 | 2 | - | - | 2 | 2 |
| Mr H L Nordhoff | 5 | 8 | - | - | 1 | 1 | - | 1 |
| Mr R H Searby | 1 | 1 | - | - | - | - | - | - |
| Mr R W Moses | - | - | - | - | - | - | - | - |
| Mr L Serry | - | - | - | - | - | - | - | - |

(i) Represents the number of meetings held during the time that the director held office.

(ii) An additional meeting was held on 4 September 2001 attended by Prof Mills and Drs Webb and Flack, for the purpose of adopting and signing the Company's annual accounts.

The Audit Committee is chaired by Mr I N Ferres and its role is to give the Board of Directors assurance regarding the quality and reliability of financial information prepared for use by the Board in determining policies or for inclusion in the financial report.

Professor J Mills replaced Mr C R Ward-Ambler as Chairman of the Chairman's Committee on 1 October 2001. The Committee's role was to address remuneration and succession issues, key financial matters and major contracts as delegated by the Board. With effect from 5 July 2002, the Committee has been discontinued and all matters previously handled by the Committee will now be addressed at full Board level.

Ms H A Cameron replaced Professor J Mills as Chairman of the Corporate Governance and Nominations Committee on 1 October 2001. The Committee's role is to review and to provide advice to the Board of Directors on corporate governance matters , to review the mix of skills of the Board and to conduct the process of searching for new directors.

**Directors' and senior executives' emoluments**

The broad remuneration policy is to ensure the remuneration packages of directors and senior executives appropriately reflect their duties and responsibilities, and that remuneration levels are competitive in attracting, retaining and motivating people who possess the requisite level of skill and experience.

Key employees may receive bonuses and share options based on the achievement of specific goals related to the performance of the consolidated entity as determined by the directors. The ability to exercise share options is conditional upon the achievement of certain performance hurdles. Non-executive directors do not receive performance related remuneration.

Details of the nature and amount of each major element of the emoluments of each director of the Company and each of the five named officers of the Company and the consolidated entity receiving the highest emolument are:

| | Base emolument | Non-cash benefits | Superannuation contributions | Bonuses | Shares and options | Retirement and termination benefits | Total remuneration |
|---|---|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ | $ | $ |
| **Directors** | | | | | | | |
| ***Non-executive*** | | | | | | | |
| Mr O B O'Duill (i) | 10,615 | - | 849 | - | - | - | 11,464 |
| Prof J Mills | 55,163 | - | 4,413 | - | 21,809 | - | 81,385 |
| Mr C R Ward-Ambler (i) | 21,875 | - | 1,750 | - | - | 223,000 | 246,625 |
| Ms H A Cameron | 45,875 | - | 3,670 | - | 4,346 | - | 53,891 |
| Mr J L Curnock Cook (i) | 28,813 | - | 2,305 | - | 8,846 | 113,198 | 153,162 |
| Mr I N Ferres | 42,750 | - | 3,420 | - | 8,846 | - | 55,016 |
| Mr R W Moses (i) | 2,831 | - | 1,415 | - | - | - | 4,246 |
| Mr H L Nordhoff (i) | 32,620 | - | 2,610 | - | 945 | - | 36,175 |
| Mr R H Searby (i) | 9,625 | - | 257 | - | - | 99,173 | 109,055 |
| Mr L Serry (i) | 808 | - | 65 | - | - | - | 873 |
| ***Executive*** | | | | | | | |
| Dr S N Webb (ii) | 617,219 | 46,302 | 8,833 | - | - | - | 672,354 |
| Dr J D Flack (i) | 58,996 | - | 234,054 | - | - | - | 293,050 |
| **Officers** | | | | | | | |
| ***The Company*** | | | | | | | |
| Mr A G Moore (i) | 106,874 | 23,490 | 33,087 | 16,623 | 4,378 | 189,003 | 373,455 |
| Mrs R M Fry | 133,318 | 13,262 | 16,370 | 16,459 | 4,336 | - | 183,745 |
| ***Consolidated*** | | | | | | | |
| Dr J A V Coates | 141,237 | 19,500 | 12,000 | 15,239 | 4,022 | - | 191,998 |
| Mr A G Moore (i) | 106,874 | 23,490 | 33,087 | 16,623 | 4,378 | 189,003 | 373,455 |
| Mrs R M Fry | 133,318 | 13,262 | 16,370 | 16,459 | 4,336 | - | 183,745 |

(i) Represents the period that the officer held that position during the year.

(ii) Base emolument includes an entry payment of $320,000.

In relation to Company directors: Mr L Serry resigned on 9 July 2001, Messrs C R Ward-Ambler and R H Searby resigned on 30 September 2001, Dr J D Flack resigned on 31 December 2001 and Mr J L Curnock Cook resigned on 21 May 2002. Mr H L Nordhoff was appointed on 16 August 2001 and resigned on 17 May 2002. Messrs O B O'Duill and R W Moses were appointed to the Board on 21 May 2002.

The value of shares granted to non-executive directors represents amounts set aside from directors' fees under the Non-Executive Directors Share Plan to acquire ordinary shares in the Company. Under the terms of the Plan, shares are issued to non-executive directors within four to six weeks after the release of the announcement of the Company's' half-yearly financial results, 15 May each year, the announcement of the Company's annual results and the Company's Annual General Meeting. The value of shares granted to executive directors and officers represents the discount on issue compared with the market value of shares calculated in accordance with tax legislation. The value of options granted to executive directors and officers is calculated in accordance with Division 13A of the Income Tax Assessment Act 1936, which does not take into account the performance hurdles and vesting period related to those options. Details of options granted during the year are set out below.

**Options**

During or since the end of the financial year, the Company granted options over unissued ordinary shares to the following directors and officers of the Company as part of their remuneration:

| | Options granted | Exercise price | Expiry date |
|---|---|---|---|
| | Number | | |
| **Director** | | | |
| Dr J D Flack | 250,000 | $1.00 | 14 Nov 2006 |
| Dr S N Webb | 500,000 | $1.75 | 30 Nov 2006 |
| | 500,000 | $2.75 | 30 Nov 2006 |
| | 500,000 | $3.75 | 30 Nov 2006 |
| | 500,000 | $4.75 | 30 Nov 2006 |
| | 500,000 | $5.75 | 30 Nov 2006 |
| **Officer** | | | |
| Mrs R M Fry | 10,000 | $1.17 | 6 Aug 2006 |
| | 100,000 | $1.20 | 13 Dec 2006 |
| Mr A G Moore | 10,000 | $1.17 | 6 Aug 2006 |
| | 100,000 | $1.20 | 13 Dec 2006 |
| Dr J A V Coates | 10,000 | $1.17 | 6 Aug 2006 |
| | 100,000 | $1.20 | 13 Dec 2006 |

Options having an exercise price of $1.17 were granted on 6 August 2001, to all permanent employees of the Company. Options having an exercise price of $1.20 were granted on 13 December 2001 pursuant to the Key Employee Share Option Plan.

At the date of this report unissued ordinary shares of the Company under option are:

| Number of options | Exercise price | Expiry date |
|---|---|---|
| 240,000 | $2.69 | 7 Dec 2002 |
| 100,000 | $1.00 | 31 Dec 2002 |
| 216,000 | $1.46 | 21 Oct 2003 |
| 150,000 | $1.00 | 31 Oct 2003 |
| 50,000 | $1.53 | 6 Nov 2003 |
| 50,000 | $1.00 | 31 Oct 2004 |
| 169,000 | $0.98 | 19 Nov 2004 |
| 1,075,000 | $1.15 | 4 Dec 2005 |
| 430,000 | $1.17 | 6 Aug 2006 |
| 250,000 | $1.00 | 14 Nov 2006 |
| 500,000 | $1.75 | 30 Nov 2006 |
| 500,000 | $2.75 | 30 Nov 2006 |
| 500,000 | $3.75 | 30 Nov 2006 |
| 500,000 | $4.75 | 30 Nov 2006 |
| 500,000 | $5.75 | 30 Nov 2006 |
| 1,050,000 | $1.20 | 13 Dec 2006 |

Options granted to executive directors and officers are subject to specified performance criteria in accordance with the Company's Key Employee Share Option Plan. Subject to the Plan rules, options granted expire upon cessation of the employee's employment or the expiry date, whichever is the sooner. During the year 370,000 options were either cancelled or expired due to cessation of employment.

These options do not entitle the holder to participate in any share issue of the Company or any other body corporate.

During or since the end of the financial year the Company did not issue any shares as a result of the exercise of options.

**Directors' interests**

The relevant interest of each director in the share capital of the Company, as notified by the Company to the Australian Stock Exchange in accordance with s205G(1) of the Corporations Act 2001, as at the date of the report is as follows:

| | The Company | |
|---|---|---|
| | Ordinary shares | Options over ordinary shares |
| | Number | Number |
| Mr O B O'Duill | 40,000 | - |
| Prof J Mills | 63,089 | - |
| Dr S N Webb | 100,000 | 2,500,000 |
| Ms H A Cameron | 11,283 | - |
| Mr I N Ferres | 62,789 | - |
| Mr R W Moses | - | - |

**Principal activities**

The principal activity of the consolidated entity during the course of the financial year was the development and commercialisation of pharmaceutical programs and projects. The business encompasses the conduct of pharmaceutical research, development, intellectual property protection and commercialisation with the aim of discovering and developing human pharmaceutical products for sale in world markets.

**Review and result of operations**

During the financial year, Amrad continued its research and development program in three core areas of expertise, namely infectious diseases, neurological disease and allergy and inflammation.

In addition to the projects in pre-clinical discovery phase, Amrad has focussed on the following projects in its advanced portfolio in pre-clinical and clinical development:

- AM336 is a potential treatment for severe pain. Early completion of the Phase I/II safety study in cancer patients was achieved in February 2002. A development plan for AM336 was finalised involving additional preclinical studies requiring completion prior to the compound progressing to a Phase II study.
- AM36, a potential treatment for stroke, has been shown to protect the nerves in the brain in experimental models of stroke. Rights to this compound were returned to Amrad from DevCo Pharmaceuticals in April 2002 and the planning of a development strategy commenced.
- Emfilermin has been identified as having potential in the treatment of infertility. Amrad has licensed to Serono, one of Europe's largest biotechnology companies, the rights to develop emfilermin for assisted reproduction. A proof-of-concept study has been completed by Serono.
- Emfilermin was also identified as a potential treatment for neuromuscular disease. During the financial year, a Phase II clinical trial was conducted in both Australia and the United States. The trial clearly demonstrated that the drug did not reduce chemotherapy-induced peripheral nerve damage and consequently in March 2002 it was decided to cease further development of emfilermin for this indication.
- AM132 and AM133 are potential treatments for cardiovascular disease. Preclinical development of these drugs continued in collaboration with Gencell Aventis and Edwards Lifesciences, respectively.
- AM365 was identified as a potential treatment for the hepatitis B virus infection. Phase I clinical trials were successfully completed in Australia and a Phase II clinical trial was conducted in chronically infected patients at several hospital sites in Australia, New Zealand and South East Asia.

**Events subsequent to balance date**

In July 2002, the Phase II clinical trial of AM365 for hepatitis B virus infection was completed. Because AM365 failed to demonstrate sufficient antiviral activity, Amrad has decided to cease development of this compound. With the exception of incurring additional committed research and development expenditure of $425,747 after 30 June 2002, the cessation of this project is not expected to have a significant financial impact on the future operations of the consolidated entity.

Except for the event noted above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future years.

FILE No. 82-4867



**Likely developments**

Information about likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

**Dividends**

The directors do not recommend a dividend be paid or declared by the Company for the year. Since the end of the previous financial year no dividend has been paid.

**State of affairs**

Significant changes in the state of affairs of the consolidated entity during the financial year were as follows.

On 6 August 2001, the Company issued 64,305 shares for no consideration to eligible employees under the Employee Share Ownership Plan. On 30 November 2001, the Company issued 100,000 shares at $1.01 per share to Managing Director Dr Sandra Webb. On 14 December 2001, the Company issued 30,947 shares at $1.00 per share to eligible employees under the Key Employee Share Ownership Plan. On 6 March 2002, the Company made a placement to institutions of 13,500,000 shares at a price of $1.15 per share.

**Environmental regulation**

The consolidated entity's operations are not subject to any significant environmental regulations under either Commonwealth or State legislation. The directors believe that the consolidated entity has adequate systems in place for the management of its environmental requirements and is not aware of any breach of those environmental requirements as they apply to the consolidated entity.

**Indemnification and insurance of officers**

*Indemnification*

The Company has agreed to indemnify the following current directors of the Company, Mr O B O'Duill, Prof J Mills, Dr S N Webb, Ms H A Cameron, Mr I N Ferres and Mr R W Moses against liability arising as a result of a director acting as a director or other officer of the Company. The indemnity includes a right to require the Company to maintain directors and officers insurance that extends to former directors. The indemnity provided by the Company is an unlimited and continuing indemnity irrespective of whether a director ceases to hold any position in the Company.

*Insurance Premiums*

Since the end of the previous financial year, the Company has paid insurance premiums of $38,628 in respect of directors and officers liability insurance, for current and former directors and officers including executive officers of the Company and directors and officers of the Company's controlled entities.

The directors and officers insurance policy covers the directors and officers of the Company and its controlled entities against loss arising from any claims made against them during the period of insurance (including company reimbursement) by reason of any wrongful act committed or alleged to have been committed by them in their capacity as directors or officers of the Company or its controlled entities and reported to the insurers during the policy period or if exercised, the extended reporting period.

**Rounding off**

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and directors' report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Dated at Melbourne this 15th day of August, 2002.

Signed in accordance with a resolution of the directors.

Olaf B O'Duill
*Chairman*

FILE No. 82-4867

## STATEMENTS OF FINANCIAL PERFORMANCE for the year ended 30 June 2002

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

| **Statements of financial performance** | | Consolidated | | Company | |
|---|---|---|---|---|---|
| for the year ended 30 June 2002 | Note | **2002** | 2001 | **2002** | 2001 |
| | | **$000** | $000 | **$000** | $000 |
| Revenue from sale of goods | | **1,480** | 41,992 | **-** | - |
| Revenue from rendering of services | | **1,686** | 1,614 | **449** | 184 |
| Other revenues from ordinary activities | | **9,811** | 24,904 | **12,904** | 14,406 |
| **Total revenue** | 3 | **12,977** | 68,510 | **13,353** | 14,590 |
| Raw materials | | **(1,350)** | (29,340) | **-** | - |
| Employee expenses | | **(6,517)** | (10,853) | **(2,588)** | (3,004) |
| Depreciation and amortisation expenses | 4(b) | **(1,870)** | (3,537) | **(665)** | (1,795) |
| Borrowing costs | | **(1,432)** | (1,570) | **(1,077)** | (1,259) |
| External research and development costs | | **(8,716)** | (9,181) | **-** | - |
| Costs and net assets associated with sale of businesses and controlled entities | | **-** | (4,475) | **-** | (296) |
| Amounts transferred to provision for doubtful loans to controlled entities | | **-** | - | **(21,347)** | (15,472) |
| Other expenses from ordinary activities | 4(c) | **(7,365)** | (11,741) | **(2,933)** | (3,400) |
| Profit (loss) from ordinary activities before related income tax expense | | **(14,273)** | (2,187) | **(15,257)** | (10,636) |
| Income tax expense relating to ordinary activities | 7(a) | **(129)** | (2,150) | **(1,818)** | (969) |
| Net profit (loss) | | **(14,402)** | (4,337) | **(17,075)** | (11,605) |
| Net profit attributable to outside equity interests | 22 | **-** | (1,286) | **-** | - |
| **Total changes in equity from non-owner related transactions attributable to members of the parent entity** | 21 | **(14,402)** | (5,623) | **(17,075)** | (11,605) |

| | | | |
|---|---|---|---|
| | | **Cents** | Cents |
| **Basic earnings per share (Ordinary shares)** | 25 | **(11.9)** | (4.8) |
| **Diluted earnings per share (Ordinary shares)** | 25 | **(11.9)** | (4.8) |

*The statements of financial performance are to be read in conjunction with the notes to the financial statements set out on pages 9 to 30.*

# STATEMENTS OF FINANCIAL POSITION as at 30 June 2002

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

| Statements of financial position | | Consolidated | | Company | |
|---|---|---|---|---|---|
| as at 30 June 2002 | Note | **2002** | 2001 | **2002** | 2001 |
| | | **$000** | $000 | **$000** | $000 |
| **Current assets** | | | | | |
| Cash assets | 10 | **1,571** | 3,126 | **1,055** | 2,654 |
| Receivables | 11 | **3,759** | 5,097 | **522** | 213 |
| Other financial assets | 12 | **33,067** | 29,500 | **33,067** | 29,500 |
| Deferred tax assets | 7(b) | **-** | 69 | **-** | 11 |
| Other | 14 | **263** | 1,049 | **200** | 90 |
| Total current assets | | **38,660** | 38,841 | **34,844** | 32,468 |
| **Non-current assets** | | | | | |
| Receivables | 11 | **5,242** | 7,460 | **1,460** | 3,316 |
| Other financial assets | 12 | **-** | - | **1,650** | 1,650 |
| Investment property | 15 | **26,607** | 27,217 | **2,163** | 2,163 |
| Property, plant and equipment | 13 | **15,214** | 15,168 | **13,538** | 13,670 |
| Deferred tax assets | 7(b) | **325** | 204 | **202** | 204 |
| Total non-current assets | | **47,388** | 50,049 | **19,013** | 21,003 |
| **Total assets** | | **86,048** | 88,890 | **53,857** | 53,471 |
| **Current liabilities** | | | | | |
| Payables | 16 | **3,437** | 4,403 | **525** | 392 |
| Interest bearing liabilities | 17 | **2,091** | 1,940 | **25,243** | 22,366 |
| Provisions | 18 | **1,083** | 1,629 | **583** | 1,172 |
| Other | 19 | **1,064** | 1,064 | **500** | 500 |
| Total current liabilities | | **7,675** | 9,036 | **26,851** | 24,430 |
| **Non-current liabilities** | | | | | |
| Interest bearing liabilities | 17 | **16,291** | 18,382 | **-** | - |
| Provisions | 18 | **94** | 118 | **30** | 26 |
| Total non-current liabilities | | **16,385** | 18,500 | **30** | 26 |
| **Total liabilities** | | **24,060** | 27,536 | **26,881** | 24,456 |
| **Net assets** | | **61,988** | 61,354 | **26,976** | 29,015 |
| **Equity** | | | | | |
| Contributed equity | 20 | **149,429** | 134,393 | **149,429** | 134,393 |
| Accumulated losses | 21 | **(87,441)** | (73,039) | **(122,453)** | (105,378) |
| **Total equity** | | **61,988** | 61,354 | **26,976** | 29,015 |

*The statements of financial position are to be read in conjunction with the notes to the financial statements set out on pages 9 to 30.*

## STATEMENTS OF CASH FLOWS for the year ended 30 June 2002

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

| **Statements of cash flows** | | Consolidated | | Company | |
|---|---|---|---|---|---|
| for the year ended 30 June 2002 | Note | **2002** | 2001 | **2002** | 2001 |
| | | **$000** | $000 | **$000** | $000 |
| **Cash flows from operating activities** | | | | | |
| Cash receipts in the course of operations | | **9,870** | 50,992 | **1,894** | 3,824 |
| Cash payments in the course of operations | | **(22,796)** | (60,011) | **(4,641)** | (8,022) |
| Interest received | | **737** | 374 | **48** | 118 |
| Borrowing costs paid | | **(1,445)** | (1,582) | **-** | - |
| Income taxes paid | | **(181)** | (2,110) | **(181)** | (177) |
| Net cash used in operating activities | 24(b) | **(13,815)** | (12,337) | **(2,880)** | (4,257) |
| **Cash flows from investing activities** | | | | | |
| Payments for property, plant and equipment | | **(649)** | (404) | **(547)** | (14) |
| Proceeds from sale of property, plant and equipment | | **8** | 211 | **1** | 2 |
| Net proceeds from sale of businesses and a controlled entity, net of cash balances of disposed entities | | **1,945** | 8,107 | **-** | 679 |
| Net cash provided by investing activities | | **1,304** | 7,914 | **(546)** | 667 |
| **Cash flows from financing activities** | | | | | |
| Proceeds from issue of shares | | **14,935** | 43 | **14,935** | 43 |
| Net cash transferred (to) / from funds under management | | **(2,038)** | 8,006 | **(2,038)** | 8,006 |
| Net cash paid to controlled entities to fund working capital | | **-** | - | **(11,070)** | (2,396) |
| Repayment of interest bearing liabilities | | **(1,941)** | (2,201) | **-** | - |
| Net cash provided by financing activities | | **10,956** | 5,848 | **1,827** | 5,653 |
| **Net increase/(decrease) in cash held** | | **(1,555)** | 1,425 | **(1,599)** | 2,063 |
| Cash at the beginning of the financial year | | **3,126** | 1,701 | **2,654** | 591 |
| Cash at the end of the financial year | 24(a) | **1,571** | 3,126 | **1,055** | 2,654 |

*The statements of cash flows are to be read in conjunction with the notes to the financial statements set out on pages 9 to 30.*

## 1 Statement of significant accounting policies

The significant policies which have been adopted in the preparation of this financial report, are:

### a) Basis of preparation

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets. The accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those of the previous financial year.

### b) Principles of consolidation

The financial statements of controlled entities are included from the date control commences until the date control ceases. Outside interests in the equity and results of the entities that are controlled by the Company are shown as a separate item in the consolidated financial statements. Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

### c) Revenue recognition

Revenue is recognised at fair value of the consideration received net of the amount of goods and services tax (GST) payable to the taxation authority.

*Sale of goods*
Revenue from the sale of goods is recognised (net of returns, discounts and allowances) when the control of goods passes to the customer.

*Rendering of services*
Revenue from rendering services is recognised in proportion to the stage of completion of the contract when the stage of contract completion can be reliably estimated.

*Other revenues*
Interest and investment income is recognised as it accrues.

Licence fee and royalty income is recognised as it is earned.

Revenue from government grants is recognised as the consolidated entity becomes entitled to receive monies.

Rental income from operating leases is recognised on a straight line basis over the term of the lease.

The gross proceeds of non-current asset sales are included as revenue at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed. The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

### d) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

### e) Foreign currency

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange ruling on that date.

Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial year in which the exchange rates change.

**f) Derivatives**

The consolidated entity is exposed to changes in foreign exchange rates from its activities. The consolidated entity uses forward foreign exchange contracts to hedge this risk. Derivative financial instruments are not held for speculative purposes.

*Hedges*

Where hedge transactions are designated as a hedge of the anticipated purchase or sale of goods or services, gains and losses on the hedge arising up to the date of the anticipated transaction are deferred and included in the measurement of the anticipated transaction when the transaction has occurred as designated. Any gains or losses on the hedge transaction after that date are included in the statement of financial performance. When the anticipated transaction is no longer expected to occur as designated the deferred gains and losses relating to the hedged transaction are recognised immediately in the statement of financial performance.

*Derivative financial instruments*

External professional managers manage the Company's portfolio of funds under management. The terms of the external professional managers' mandate permit the managers to maintain active trading positions in a variety of derivative financial instruments, including share options, exchange traded futures and interest rate futures. Positions are taken in the equities and interest rate markets based on expectations of future market conditions against physical positions held. The extent of exposure to derivative financial instruments is subject to limits and constraints, including a prohibition on gearing the portfolio, as set out in the investment managers' mandate. Controls have been put into place to monitor compliance with these limits.

**g) Taxation**

The consolidated entity adopts the income statement liability method of tax effect accounting.

Income tax expense is calculated on operating profit adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the statement of financial position as a future income tax benefit or a provision for deferred income tax.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to tax losses are only brought to account when their realisation is virtually certain.

**h) Acquisition of assets**

All items of property, plant and equipment and intangibles are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition.

*Research and development costs*

Research and development expenditure is expensed as incurred except to the extent that its recoverability is assured beyond any reasonable doubt, in which case it is deferred and amortised over the period in which the related benefits are expected to be realised.

**i) Recoverable amount of non-current assets valued on cost basis**

The carrying amounts of non-current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at the balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the statement of financial performance in the reporting period in which it occurs. In assessing recoverable amounts of non-current assets, the relevant cash flows have not been discounted to their present values, except where specifically stated.

**j) Receivables**

The collectability of receivables is assessed at balance date and specific provision is made for any doubtful accounts. The carrying amount of receivables approximates net fair value.

**k) Investments**

*Controlled entities*

Investments in controlled entities are carried in the Company's financial statements at the lower of cost and recoverable amount.

*Other entities*

Investments in other unlisted entities are carried at the lower of cost and recoverable amount.

*Funds under management*

Investment in fixed interest securities, equities and other negotiable instruments are brought to account at cost. Discounts and premiums on purchase of fixed interest securities are brought to account progressively over the time remaining to maturity of the securities. Market value as disclosed in Note 12 approximates fair value.

**l) Leased plant and equipment**

Leases of plant and equipment are classified as operating leases as the lessors retain substantially all of the risks and benefits of ownership. Minimum lease payments are expensed on a straight line basis over the term of the lease.

**m) Investment property**

Land and buildings which are held principally to derive rental income or provide value through capital appreciation are classified as an investment property.

Depreciation is not charged against buildings considered to be an investment property with the exception of certain building fit-out assets and other plant that is considered integral to the operations of the building. Depreciation is charged over the life of the tenancy.

An independent valuation of the investment property is obtained every year, applying a fair value basis of valuation in order to assist in the determination of the recoverable amount. Details in respect of the most recent valuation are set out in note 15.

**n) Depreciation and amortisation**

All assets, including intangibles have limited useful lives and are depreciated/amortised using the straight line method over their estimated useful lives. Assets are depreciated/amortised from the date of acquisition. Depreciation and amortisation rates and methods are reviewed annually for appropriateness. When changes are made, adjustments are reflected prospectively in current and future periods only.

The depreciation/amortisation rates used for each class of asset are as follows:

| | **2002** | **2001** |
|---|---|---|
| • buildings | 2.5% | 2.5% |
| • plant and equipment | 20%-40% | 20%-40% |
| • investment property fit-out | 9% | 9% |
| • deferred expenditure | 33% | 33% |
| • rights to technology | 10% | 10% |
| • goodwill | 10% | 10% |
| • patents and registered designs | 10% | 10% |

**o) Accounts payable**

Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed to the Company or consolidated entity.

**p) Interest bearing liabilities**

Bank loans are carried on the statement of financial position at their principal amount. Interest expense is accrued at the contracted rate and included in 'Interest bearing liabilities'.

**q) Employee entitlements**

*Annual leave*

The provision for employee entitlements to annual leave represents present obligations resulting from employees' services provided up to the balance date, calculated at undiscounted amounts based on current salary rates including related on-costs.

*Long service leave*

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees' services provided up to the balance date. The provision is calculated using estimated future increases in salary rates including related on-costs expected settlement dates based on turnover history and is discounted using the rates attaching to Commonwealth Bonds at balance date which most closely match the terms of maturity of the related liabilities.

*Superannuation fund*

The Company and its controlled entities contribute to an accumulation fund superannuation plan. Contributions are charged against income as they are made. The Company and its controlled entities have a legal obligation to contribute to the plan. There are no outstanding liabilities relating to the plan at year end.

*Employee share plan*

The Company conducts a share plan for all employees, which permits the issue of ordinary shares to employees either at no cost or by way of interest free loan. The shares may not be sold or transferred until the earlier of three years or the date the employee ceases to be employed by the consolidated entity. During the year the Company issued 64,305 (2001: Nil) ordinary shares to 45 employees at no cost. The shares had a market value of 70 cents on the issue date.

The employee share plan also permits the issue of shares to key employees at market value as part of the annual remuneration review. During the year, 30,947 (2001: 46,212) ordinary shares were issued to key employees for cash at $1.00 (2001: $0.92) per share.

*Employee share option plan*

The Company conducts a share option plan for employees, which permits the issue of options to ordinary shares to employees at no cost. 1,750,000 (2001: 1,280,000) options were issued during the financial year at no cost. 450,000 of the options have an exercise price of $1.17, 250,000 have an exercise price of $1.00 and 1,050,000 have an exercise price of $1.20 (2001: $1.15).

*Non-executive directors share plan*

The Company conducts a share plan for non-executive directors, which permits the salary sacrifice of directors' fees for the purchase of ordinary shares in the company. The directors must nominate in advance a percentage of remuneration to be salary sacrificed during that period. Under the terms of the Plan, shares are issued to non-executive directors within four to six weeks after the release of the announcement of the Company's' half-yearly financial results, 15 May each year, the announcement of the Company's annual results and the Company's Annual General Meeting. The value of shares granted to executive directors and officers represents the discount on issue compared with the market value of shares calculated in accordance with tax legislation. During the year, 20,885 shares were acquired at $0.66, 24,986 shares were acquired at $0.71 and 18,428 shares were acquired at $0.72 under the Plan. No shares were purchased under the Plan in the previous financial year.

## 2 Change in accounting policy

### a) Earnings per share

The consolidated entity has applied AASB 1027 *Earnings Per Share* (issued June 2001) for the first time from 1 July 2001.

Basic and diluted earnings per share (EPS) for the comparative period ended 30 June 2001 have been adjusted so that the basis of calculation used is consistent with that of the current period.

***Basic earnings per share***

Basic EPS is now calculated as net profit or loss, rather than excluding any extraordinary items.

***Diluted earnings per share***

Diluted EPS earnings are now calculated by only adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares, rather than including the notional earnings on the funds that would have been received by the entity had the potential ordinary shares been converted.

The diluted EPS weighted average number of shares now includes the number of ordinary shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares, rather than the total number of dilutive potential ordinary shares. The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price.

The identification of dilutive potential ordinary shares is now based on net profit or loss from continuing ordinary operations, not net profit or loss before extraordinary items and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary share.

### b) Segment reporting

The consolidated entity has applied the revised AASB 1005 *Segment Reporting* (issued in August 2000) for the first time from 1 July 2001.

Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns.

Comparative information has been restated for the changes in definitions of segment revenues and results. There was no financial effect on the consolidated entity resulting from the application of this standard.

| | Consolidated | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **$000** | $000 | **$000** | $000 |
| **3 Revenue from ordinary activities** | | | | |
| Revenue from sale of goods from operating activities | **1,480** | 41,992 | **-** | - |
| Revenue from rendering of services from operating activities | **1,686** | 1,614 | **449** | 184 |
| Other revenues: | | | | |
| *From operating activities* | | | | |
| - Interest and investment income | **2,255** | 2,943 | **8,622** | 10,071 |
| - Licence fee and royalty income | **3,718** | 5,853 | **3,312** | 2,769 |
| - Operating lease rental income | **3,830** | 3,790 | **969** | 886 |
| *From outside operating activities* | | | | |
| - Gross proceeds from disposal of non-current assets | **8** | 12,318 | **1** | 680 |
| Total other revenues | **9,811** | 24,904 | **12,904** | 14,406 |
| Total revenue from ordinary activities | **12,977** | 68,510 | **13,353** | 14,590 |

| | Consolidated | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **$000** | $000 | **$000** | $000 |
| **4 Profit from ordinary activities before related income tax expense** | | | | |
| **a) Individually significant items included in profit from ordinary activities before related income tax expense:** | | | | |
| Sale of AMRAD Pharmaceuticals Pty Ltd: | | | | |
| Gross proceeds | - | 11,427 | - | - |
| Costs and share of net assets disposed | - | (4,054) | - | - |
| Gain on sale | - | 7,373 | - | - |
| **b) Profit from ordinary activities before related income tax expense has been arrived at after charging (crediting) the following items:** | | | | |
| Depreciation of: | | | | |
| - Property, plant and equipment | **1,870** | 1,857 | **665** | 725 |
| - Investment property | - | 610 | - | - |
| Amortisation of: | | | | |
| - Rights to technology | - | 1,070 | - | 1,070 |
| Total depreciation and amortisation | **1,870** | 3,537 | **665** | 1,795 |
| Borrowing costs | | | | |
| - Related parties | - | - | **1,077** | 1,259 |
| - Bank loans and overdrafts | **1,432** | 1,570 | - | - |
| Total borrowing costs | **1,432** | 1,570 | **1,077** | 1,259 |
| Net (gain)/loss on sale of property, plant and equipment | **24** | 772 | **22** | **89** |
| Net (gain)/loss on sale of businesses and controlled entities | - | (7,631) | - | **(383)** |
| Amounts transferred to/(from) provisions for: | | | | |
| - Doubtful debts | - | 649 | - | - |
| - Employee entitlements | **914** | 596 | **492** | **(44)** |
| - Diminution in value of other financial assets | - | 451 | - | - |
| - Other provisions | **48** | 81 | - | - |
| Cost of goods sold | **1,350** | 30,179 | - | - |
| Operating lease rentals | **196** | 730 | **302** | **592** |
| Net foreign exchange (gain)/loss | **47** | (280) | **56** | **(103)** |
| **c) Other expenses from ordinary activities** | | | | |
| Occupancy costs | **780** | 1,259 | **671** | 626 |
| Insurance costs | **713** | 632 | **200** | 141 |
| Consultancy fees | **1,098** | 338 | **540** | 107 |
| Legal and professional services | **846** | 617 | **371** | 407 |
| Intellectual property management | **853** | 1,260 | - | - |
| Information technology and asset maintenance costs | **376** | 479 | **226** | 221 |
| Laboratory consumables | **613** | 788 | - | - |
| Equipment leasing and hire | **63** | 268 | **258** | 554 |
| Advertising and promotion | **602** | 2,696 | **560** | 576 |
| Travel costs | **554** | 763 | **232** | 220 |
| Sundry | **867** | 2,641 | **(125)** | 548 |

| | Consolidated | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **$000** | $000 | **$000** | $000 |
| **5 Auditor's remuneration** | | | | |
| | **$** | $ | **$** | $ |
| Audit services | **72,250** | 68,000 | **48,750** | 45,500 |
| Other services | **125,765** | 234,387 | **73,670** | 228,156 |
| **6 Direct research and development expenditure** | | | | |
| | **$000** | $000 | **$000** | $000 |
| Core business – Pharmaceutical R&D | **16,577** | 16,284 | **-** | - |
| **7 Taxation** | | | | |
| **a) Income tax expense** | | | | |
| Prima facie income tax expense/(benefit) calculated at 30% (2001: 34%) on the loss from ordinary activities | **(4,282)** | (744) | **1,827** | (3,616) |
| Increase in income tax expense due to non-deductible items | **21** | 447 | **18** | 478 |
| Increase in income tax expense due to items assessable for tax purposes | **-** | 673 | **-** | - |
| Decrease in income tax expense due to items deductible for tax purposes | **(180)** | (201) | **-** | - |
| Research and development concession | **(1,050)** | (850) | **-** | - |
| Rebateable dividend income | **(29)** | (36) | **(29)** | (36) |
| Effect of change in income tax rates | **28** | 9 | **1** | 38 |
| Future income tax benefit not brought to account | **5,847** | 2,812 | **(13)** | 4,047 |
| Income tax expense on the profit from ordinary activities | **355** | 2,110 | **1,804** | 911 |
| Under/(over) provision of income tax provided in prior years | **(226)** | 40 | **14** | 58 |
| Income tax expense attributable to profit from ordinary activities | **129** | 2,150 | **1,818** | 969 |
| Total income tax expense relating to ordinary activities is made up of: | | | | |
| - Current income tax provision | **135** | 1,617 | **1,805** | 591 |
| - Deferred income tax provision | **(6)** | 533 | **13** | 378 |
| | **129** | 2,150 | **1,818** | 969 |
| **b) Deferred tax assets** | | | | |
| Future income tax benefit comprises the estimated future benefit at the applicable rate of 30% (2001: 34% or 30%, depending upon when the benefit was expected to be realised) on timing differences and is recognised in the financial statements as follows: | | | | |
| - Current | **-** | 69 | **-** | 11 |
| - Non-current | **325** | 204 | **202** | 204 |
| | **325** | 273 | **202** | 215 |

| | Consolidated | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **$000** | $000 | **$000** | $000 |
| **c) Future income tax benefit not brought to account** | | | | |
| The potential future income tax benefit arising from tax losses and timing differences has not been recognised as an asset because recovery of tax losses is not virtually certain and recovery of timing differences is not assured beyond any reasonable doubt: | | | | |
| - Tax losses carried forward | **39,035** | 32,817 | **-** | - |
| - Timing differences | **64** | 422 | **43,729** | 43,729 |
| | **39,099** | 33,239 | **43,729** | 43,729 |

A provision for deferred income tax arising from timing differences and amounting to $Nil (2001: $888,000) has been reduced by available income tax losses.

The potential future income tax benefit will only be obtained if:

a) The relevant company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised, or the benefit can be utilised by another company in the consolidated entity in accordance with Division 170 of the Income Tax Assessment Act 1997;

b) The relevant company and / or the consolidated entity continue to comply with the conditions for deductibility imposed by the law; and

c) No changes in tax legislation adversely affect the relevant company and / or the consolidated entity in realising the benefit.

**8 Dividend franking account**

| | Consolidated 2002 | Consolidated 2001 | Company 2002 | Company 2001 |
|---|---|---|---|---|
| The balance of franking accounts at the end of the financial year | | | | |
| Class C (30%) franking credits | **24,486** | 24,426 | **1,336** | 1,276 |

The ability to utilise the franking account credits is dependent upon there being sufficient available profits to declare dividends.

From 1 July 2002 the New Business Tax System (Imputation) Act 2002 requires measurement of franking credits based on the amount of income tax paid, rather than on after-tax profits. As a result "franking credits available" were converted from $24,486,000 to $57,134,000 for the consolidated entity and from $1,336,000 to $3,117,000 for the company at 1 July 2002. This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit benefits.

RAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

**ement of operations of segments**

| OUSTRY SEGMENTS | Core business - Pharmaceutical R&D | | Property, investments, admin and other | | Discontinued businesses | | Eliminations | | Consolidated | |
|---|---|---|---|---|---|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 | **2002** | 2001 | **2002** | 2001 | **2002** | 2001 |
| | **$000** | $000 | **$000** | $000 | **$000** | $000 | **$000** | $000 | **$000** | $000 |
| **venue** | | | | | | | | | | |
| ternal segment revenue | **3,857** | 6,884 | **7,640** | 7,747 | **1,480** | 53,879 | **-** | - | **12,977** | 68,510 |
| er-segment revenue | **-** | - | **1,138** | 694 | **-** | - | **(1,138)** | (694) | **-** | - |
| **tal revenue** | **3,857** | 6,884 | **8,778** | 8,441 | **1,480** | 53,879 | **(1,138)** | (694) | **12,977** | 68,510 |
| **sult** | | | | | | | | | | |
| gment profit | **(13,859)** | (10,071) | **(502)** | (3,500) | **88** | 11,384 | **-** | - | **(14,273)** | (2,187) |
| ofit from ordinary activities before ome tax | **(13,859)** | (10,071) | **(502)** | (3,500) | **88** | 11,384 | **-** | - | **(14,273)** | (2,187) |
| ome tax expense | | | | | | | | | **(129)** | (2,150) |
| **t profit** | | | | | | | | | **(14,402)** | (4,337) |
| preciation and amortisation | **595** | 1,075 | **1,275** | 1,335 | **-** | 57 | **-** | - | **1,870** | 2,467 |
| dividually significant items | | | | | | | | | | |
| Proceeds from sale of business | **-** | - | **-** | - | **-** | 11,427 | **-** | - | **-** | 11,427 |
| **sets** | | | | | | | | | | |
| gment assets - property | **-** | - | **38,114** | 38,658 | **-** | - | **-** | - | **38,114** | 38,658 |
| gment assets - other | **10,682** | 15,215 | **37,252** | 35,017 | **-** | - | **-** | - | **47,934** | 50,232 |
| tal segment assets (i) | **10,682** | 15,215 | **75,366** | 73,675 | **-** | - | **-** | - | **86,048** | 88,890 |
| **abilities** | | | | | | | | | | |
| gment liabilities - property | **-** | - | **18,382** | 20,322 | **-** | - | **-** | - | **18,382** | 20,322 |
| gment liabilities - other | **486** | 2,145 | **5,192** | 5,069 | **-** | - | **-** | - | **5,678** | 7,214 |
| tal segment liabilities (i) | **486** | 2,145 | **23,574** | 25,391 | **-** | - | **-** | - | **24,060** | 27,536 |
| quisitions of non-current assets | **786** | 477 | **556** | 35 | **-** | 7 | **-** | (115) | **1,342** | 404 |

There are no unallocated corporate assets or liabilities at year end.

major products/services from which the above segments derive revenue are:

| stry segment | Products/Services |
|---|---|
| business – Pharmaceutical R&D | Research, development and commercialisation activities |
| erty, investments, admin and other | Funds under management, operational infrastructure, corporate services and property interests |
| ontinued businesses | Human pharmaceuticals |

-segment pricing is determined on an arm's length basis.

**GRAPHIC SEGMENTS**

consolidated entity operates predominantly in Australia. More than 90% of revenue, operating loss and segment assets relate to operations in Australia.

| | | Consolidated | | Company | |
|---|---|---|---|---|---|
| | | **2002** | 2001 | **2002** | 2001 |
| | | **$000** | $000 | **$000** | $000 |
| **10 Cash assets** | | | | | |
| Cash at bank and on hand | | **1,571** | 3,126 | **1,055** | 2,654 |

Interest on cash at bank is credited at prevailing market rates. The weighted average interest rate at balance date was 4.01% (2001: 4.06%) (Consolidated) and 3.77% (2001: 4.02%) (Company).

| | | Consolidated | | Company | |
|---|---|---|---|---|---|
| | | **2002** | 2001 | **2002** | 2001 |
| **11 Receivables** | | | | | |
| **Current** | | | | | |
| Amounts receivable from related parties: | | | | | |
| - Amrad Employee Share Administration Pty Limited | | **7** | - | **182** | 115 |
| - Director | | **117** | - | **117** | - |
| | | **124** | - | **299** | 115 |
| Amounts receivable from sale of businesses and a controlled entity | (i) | **2,468** | 3,290 | **-** | - |
| Other debtors | | **1,167** | 1,807 | **223** | 98 |
| | | **3,759** | 5,097 | **522** | 213 |
| **Non-current** | | | | | |
| Amounts receivable from related parties: | | | | | |
| - Controlled entities | | **-** | - | **159,571** | 140,079 |
| Less: Provision for possible diminution in value | | **-** | - | **(158,111)** | (136,763) |
| | (ii) | **-** | - | **1,460** | 3,316 |
| Convertible note | (iii) | **-** | - | **-** | - |
| Amounts receivable from sale of businesses and a controlled entity | (i) | **5,242** | 7,460 | **-** | - |
| | | **5,242** | 7,460 | **1,460** | 3,316 |

(i) Amounts receivable from the sale of businesses and a controlled entity includes:

- a non-current amount of $516,000 (2001: $631,000) representing the directors' estimate of the fair value of the proceeds from the sale of a business in the prior year. The maximum proceeds receivable, converted from US dollars at the exchange rate ruling at balance date, are $5,179,000 (2001: $6,254,000) and are contingent upon future product sales of the business;
- A current amount of $2,468,000 (2001: $2,416,000) and non-current amount of $4,726,000 (2001: $6,829,000) receivable from the sale of a controlled entity, accruing interest at 8% and secured by way of promissory note;
- A current amount of $Nil (2001: $874,000) representing sundry debts arising from the sale of businesses and a controlled entity;

(ii) At balance date the Company had made a loan totalling $156,693,000 (2001: $137,789,000) to a controlled entity that had liabilities in excess of its assets. An amount of $21,348,000 (2001: $15,472,000) has been provided in the current financial year for the possible diminution in value of the loan. Interest is charged at a floating rate on non-current amounts receivable from related parties and the effective interest rate at balance date was 4.57% (2001: 5.87%).

(iii) A $4 million 8% Convertible Note was issued by Cerylid Biosciences Limited to the Company on the disposal of a controlled entity, AMRAD Discovery Technologies Pty Ltd. The Note is repayable should Cerylid Biosciences Limited undertake an IPO or a trade sale. Interest accrues on the Note and is payable on the repayment date. The Note and accrued interest also converts into ordinary shares of Cerylid Biosciences Limited on the maturity date of 31 December 2003 at a rate of $1 per ordinary share. Having regard to the uncertainty of realising the Note, the Directors have attributed a value of $Nil (2001: $Nil).

| | Consolidated | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **$000** | $000 | **$000** | $000 |
| **12 Other financial assets** | | | | |
| **Current** | | | | |
| Funds under management comprises financial instruments in the following asset classes: | | | | |
| Cash trusts and short dated fixed interest | **16,949** | 13,116 | **16,949** | 13,116 |
| Long dated fixed interest | **12,456** | 13,541 | **12,456** | 13,541 |
| Equities | **3,662** | 2,843 | **3,662** | 2,843 |
| | **33,067** | 29,500 | **33,067** | 29,500 |
| Market value | **33,008** | 29,768 | **33,008** | 29,768 |

The directors control funds under management through the provision of an investment mandate to each of the investment managers. The mandate prescribes minimum credit ratings for individual financial instruments, asset allocation benchmarks and weighted average maturity profiles for interest bearing instruments. The Company's policy in relation to derivative instruments is set out in Note 1(f).

| | Consolidated | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| **Non-current** | | | | |
| Shares in controlled entities – unquoted (at cost) | **-** | - | **1,650** | 1,650 |

(i) Included in shares in other entities is a 18.1% (2001: 23.8%) interest in Cerylid Biosciences Limited represented by 5 million ordinary shares issued at $1 each, received on disposal of a controlled entity, AMRAD Discovery Technologies Pty Ltd. Having regard to the uncertainty of realising the investment, the Directors have attributed a value of $Nil (2001: $Nil). In addition, the Company holds options over 1.2 million ordinary shares in Cerylid Biosciences Limited, at an exercise price of $1 per share. Cerylid Biosciences Limited is a genomics-driven drug discovery company.

| | Consolidated | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **$000** | $000 | **$000** | $000 |
| **13 Property, plant and equipment** | | | | |
| Freehold land and buildings (at cost) | **12,546** | 12,253 | **12,546** | 12,253 |
| Less: Accumulated depreciation | **(1,038)** | (812) | **(1,038)** | (812) |
| | **11,508** | 11,441 | **11,508** | 11,441 |
| Plant and equipment (at cost) | **10,190** | 9,261 | **4,429** | 4,212 |
| Less: Accumulated depreciation | **(6,484)** | (5,534) | **(2,399)** | (1,983) |
| | **3,706** | 3,727 | **2,030** | 2,229 |
| | **15,214** | 15,168 | **13,538** | 13,670 |

An independent valuation of freehold land and buildings was carried out as at 30 June 2002 by Mr J R Forsyth, FAPI, FREI, AIArbA and is on the basis of the fair value of the land and buildings concerned. The independent valuation was $14,600,000 (2001: $14,000,000) (Consolidated and Company). The valuation is in accordance with the Company's policy of obtaining an independent valuation of land and buildings every year. The directors are of the opinion that this basis provides a reasonable estimate of recoverable amount.

**Reconciliations**

| | Consolidated 2002 | Consolidated 2001 | Company 2002 | Company 2001 |
|---|---|---|---|---|
| *Freehold land and buildings* | | | | |
| Carrying amount at the beginning of the financial year | **11,441** | 11,664 | **11,441** | 11,664 |
| Additions | **293** | 1 | **293** | 1 |
| Depreciation | **(226)** | (224) | **(226)** | (224) |
| Carrying amount at the end of the financial year | **11,508** | 11,441 | **11,508** | 11,441 |
| *Plant and equipment* | | | | |
| Carrying amount at the beginning of the financial year | **3,727** | 6,258 | **2,229** | 2,762 |
| Additions | **1,045** | 404 | **263** | 33 |
| Disposals | **(32)** | (985) | **(23)** | (91) |
| Depreciation | **(1,034)** | (1,633) | **(439)** | (500) |
| Transfers from capital works in progress | **-** | 34 | **-** | 25 |
| Assets disposed as part of sale of businesses and controlled entities | **-** | (351) | **-** | - |
| Carrying amount at the end of the financial year | **3,706** | 3,727 | **2,030** | 2,229 |
| *Capital works in progress* | | | | |
| Carrying amount at the beginning of the financial year | **-** | 34 | **-** | 25 |
| Transfers to plant and equipment | **-** | (34) | **-** | (25) |
| Carrying amount at the end of the financial year | **-** | - | **-** | - |

| | Consolidated | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **$000** | $000 | **$000** | $000 |
| **14 Other current assets** | | | | |
| Prepayments | **263** | 1,049 | **200** | 90 |
| **15 Investment property** | | | | |
| Investment property (at cost) | **28,946** | 28,946 | **2,163** | 2,163 |
| Less: Accumulated depreciation | **(2,339)** | (1,729) | **-** | - |
| | **26,607** | 27,217 | **2,163** | 2,163 |

The investment property is a fitted-out, office building on a site owned by the Company in Richmond, Victoria. In a prior year, a controlled entity entered into a lease agreement with GE Capital Finance Australia Pty Ltd for the office building for a period of eleven years ending in August 2009. An independent valuation of the investment property was carried out as at 30 June 2002 by Mr J R Forsyth, FAPI, FREI, AIArbA and is on the basis of the fair value of the property concerned. The independent valuation was $32,250,000 (2001: $30,400,000) (Consolidated) and $16,550,000 (2001: $14,410,000) (Company). The valuation is in accordance with the Company's policy of obtaining an independent valuation of the investment property every year. The directors are of the opinion that this basis provides a reasonable estimate of recoverable amount.

| | Consolidated 2002 | Consolidated 2001 | Company 2002 | Company 2001 |
|---|---|---|---|---|
| **16 Payables** | | | | |
| Trade creditors and accruals | **3,437** | 4,253 | **525** | 392 |
| Other creditors | **-** | 150 | **-** | - |
| | **3,437** | 4,403 | **525** | 392 |
| **17 Interest bearing liabilities** | | | | |
| **Current** | | | | |
| Bank loan | **2,091** | 1,940 | **-** | - |
| Amounts payable to controlled entities | **-** | - | **25,243** | 22,366 |
| | **2,091** | 1,940 | **25,243** | 22,366 |
| **Non-current** | | | | |
| Bank loan | **16,291** | 18,382 | **-** | - |

A bank loan facility of $27,500,000 was established for the purpose of funding the construction of an office building by a controlled entity on a site owned by the Company in Richmond, Victoria. Interest on the amount outstanding is charged at a fixed rate of 7.37%. The bank loan is secured against the assets of the controlled entity. The bank loan is repayable in equal quarterly instalments until August 2009. The controlled entity will fund the repayments under the facility by way of lease income from the tenant of the building. The fair value of the bank loan is $18,584,000 (2001: $20,475,000).

| | Consolidated | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **$000** | $000 | **$000** | $000 |
| **18 Provisions** | | | | |
| **Current** | | | | |
| Employee entitlements | **1,015** | 1,451 | **583** | 1,075 |
| Provision arising from sale of businesses and a controlled entity | **-** | 97 | **-** | 97 |
| Other | **68** | 81 | **-** | - |
| | **1,083** | 1,629 | **583** | 1,172 |
| **Non-current** | | | | |
| Employee entitlements | **94** | 118 | **30** | 26 |

The weighted average interest rate at balance date in respect of the settlement of non-current employee entitlements is 4.01% (2001: 6.06%). The carrying value of employee entitlements approximates fair value.

The number of persons employed by the Group at year end was 56 (2001: 49) and by the Company was 12 (2001: 12).

| | | | | |
|---|---|---|---|---|
| **19 Other current liabilities** | | | | |
| Unearned income | **1,064** | 1,064 | **500** | 500 |
| **20 Contributed equity** | | | | |
| **Share capital** | | | | |
| 130,642,486 (2001: 116,947,234) ordinary shares, fully paid | **149,429** | 134,393 | **149,429** | 134,393 |

Movements during the year were as follows:

| | | | | |
|---|---|---|---|---|
| Balance at the beginning of the financial year | **134,393** | 134,351 | **134,393** | 134,351 |
| Shares issued: | | | | |
| - 100,000 shares to Managing Director at $1.01 | **101** | - | **101** | - |
| - 30,947 (2001: 46,212) shares to key employees pursuant to Amrad Key Employee Share Plan at $1.00 (2001: $0.92) | **31** | 42 | **31** | 42 |
| - 13,500,000 shares through a placement to institutions at $1.15 | **15,525** | - | **15,525** | - |
| - Transaction costs arising from share placement | **(621)** | - | **(621)** | - |
| Share capital at the end of the financial year | **149,429** | 134,393 | **149,429** | 134,393 |

| | | | | |
|---|---|---|---|---|
| **21 Retained profits** | | | | |
| Accumulated losses at the beginning of the financial year | **(73,039)** | (67,416) | **(105,378)** | (93,773) |
| Net loss | **(14,402)** | (5,623) | **(17,075)** | (11,605) |
| Accumulated losses at the end of the financial year | **(87,441)** | (73,039) | **(122,453)** | (105,378) |

| | Consolidated | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **$000** | $000 | **$000** | $000 |
| **22 Outside equity interests** | | | | |
| Interest in retained profits at the beginning of the financial year | - | 3,160 | - | - |
| Interest in operating profit after income tax | - | 1,286 | - | - |
| Interest in dividends paid | - | (2,661) | - | - |
| Interest in retained profits of controlled entity sold during the year | - | (1,785) | - | - |
| Total outside equity interests | - | - | - | - |
| **23 Commitments and contingent liabilities** | | | | |
| ***a) Capital expenditure commitments*** | | | | |
| *Plant and equipment* | | | | |
| Contracted but not provided for and payable: | | | | |
| - Within one year | **1** | 17 | - | - |
| ***b) Non-cancellable operating lease expense commitments*** | | | | |
| Future operating lease commitments not provided for in the financial statements and payable: | | | | |
| - Within one year | **915** | 157 | **311** | 245 |
| - One year or later and no later than five years | **2,292** | 114 | **786** | 396 |
| | **3,207** | 271 | **1,097** | 641 |

Companies in the consolidated entity lease computer equipment and motor vehicles typically over three year periods. At the end of the lease, the leased computer equipment or motor vehicle is generally returned to the lessor.

| | | | | |
|---|---|---|---|---|
| **c) Non-cancellable research and development commitments** | | | | |
| Future research and development commitments not provided for in the financial statements and payable: | | | | |
| - Within one year | **1,739** | 5,694 | - | - |
| - One year or later and no later than five years | **14** | 32 | - | - |
| | **1,753** | 5,726 | - | - |

**d) Deed of indemnity**

The Company has entered into a Deed of Indemnity with a controlled entity, Amrad Operations Pty Ltd. The effect of the Deed is that the Company has agreed to indemnify the controlled entity in respect of any liability reasonably and properly incurred by the controlled entity in the course of ordinary operations or at the express request of the Company and which the controlled entity is unable to discharge from its own resources as and when that liability becomes due and payable. A provision for possible diminution in the value of the loan to the controlled entity has been brought to account in the financial statements of the Company at 30 June 2002 to reflect the net asset deficiency in the controlled entity.

| | Consolidated | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **$000** | $000 | **$000** | $000 |

## 24 Notes to the statements of cash flows

### a) Reconciliation of cash

Cash as at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statements of financial position as follows:

| | Consolidated 2002 | Consolidated 2001 | Company 2002 | Company 2001 |
|---|---|---|---|---|
| Cash assets | **1,571** | 3,126 | **1,055** | 2,654 |

### b) Reconciliation of loss from ordinary activities after related income tax to net cash used in operating activities

| | Consolidated 2002 | Consolidated 2001 | Company 2002 | Company 2001 |
|---|---|---|---|---|
| Loss from ordinary activities after related income tax | **(14,402)** | (4,337) | **(17,075)** | (11,605) |
| Add/(less) non-cash items: | | | | |
| - Depreciation and amortisation | **1,870** | 3,537 | **665** | 1,795 |
| - Net (gain) loss on sale of property, plant and equipment | **24** | 772 | **22** | 89 |
| - Net (gain) loss on sale of businesses and controlled entities | | (7,631) | **-** | (383) |
| - Debts forgiven | **20** | - | **20** | - |
| - Net investment income | **(1,529)** | (2,041) | **(1,529)** | (2,041) |
| Amounts transferred to (from) provisions for: | | | | |
| - Doubtful debts | **-** | 649 | **-** | - |
| - Employee entitlements | **915** | 596 | **492** | (44) |
| - Diminution in value of loans to controlled entities | **-** | - | **21,348** | 15,472 |
| - Diminution in value of other financial assets | **-** | 451 | **-** | - |
| - Other provisions | **48** | 81 | **-** | - |
| - Current income tax | **181** | 1,617 | **1,805** | 591 |
| - Future income tax benefit | **(53)** | 533 | **13** | 378 |
| Change in assets and liabilities: | | | | |
| - (Increase)/decrease in receivables | **964** | (1,985) | **(7,397)** | (6,578) |
| - Decrease in inventories | **-** | 3,143 | **-** | - |
| - (Increase)/decrease in other assets | **876** | (539) | **(110)** | 32 |
| - Increase/(decrease) in payables | **(1,014)** | 719 | **124** | (437) |
| - (Decrease) in provisions | **(1,715)** | (7,674) | **(1,258)** | (1,488) |
| - (Decrease) in other liabilities | **-** | (228) | **-** | (38) |
| Net cash used in operating activities | **(13,815)** | (12,337) | **(2,880)** | (4,257) |

| | Consolidated | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **$000** | $000 | **$000** | $000 |
| **25 Earnings per share** | | | | |
| **a) Earnings reconciliation** | | | | |
| Net profit | **(14,402)** | (5,623) | | |
| Basic earnings per share | **(14,402)** | (5,623) | | |
| Diluted earnings per share | **(14,402)** | (5,623) | | |
| **b) Weighted average number of shares used as the denominator** | **Number** | Number | | |
| Ordinary shares | **121,407,907** | 116,927,483 | | |
| Number for basic earnings per share | **121,407,907** | 116,927,483 | | |
| Number for diluted earnings per share | **121,407,907** | 116,927,483 | | |

The following Share Options have not been included in the calculation of diluted earnings per share as they are not dilutive:

| Issue Date | Number of Options |
|---|---|
| 1 July 2001 | 2,050,000 |
| 6 August 2001 | 430,000 |
| 14 November 2001 | 250,000 |
| 30 November 2001 | 2,500,000 |
| 13 December 2001 | 1,050,000 |

## 26 Amounts payable and receivable in foreign currency

*Unhedged foreign exchange exposures*

The Australian dollar equivalents of unhedged amounts payable or receivable in foreign currencies, calculated at year end exchange rates are as follows:

| | Consolidated 2002 $000 | Consolidated 2001 $000 | Company 2002 $000 | Company 2001 $000 |
|---|---|---|---|---|
| **Receivables** | | | | |
| United States Dollars | **863** | 1,589 | - | - |
| Pounds Sterling | **45** | - | - | - |
| **Payables** | | | | |
| United States Dollars | **386** | 1,286 | - | - |
| Pounds Sterling | **188** | 35 | - | - |

*Hedged foreign exchange exposures*

The Company enters into forward foreign exchange contracts to hedge certain anticipated purchase and sale commitments denominated in foreign currencies. The terms of these commitments are rarely more than one year. At balance date there were no contracts outstanding (2001: none).

## 27 Controlled entities

### a) Particulars in relation to controlled entities

| | Interest held | |
|---|---|---|
| | **2002** | 2001 |
| | **%** | % |
| **Controlled entities** | | |
| Amrad Operations Pty Ltd | **100** | 100 |
| Amrad Developments Pty Ltd | **100** | 100 |
| Burnley Property Pty Ltd | **100** | 100 |

| | Consolidated | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **$000** | $000 | **$000** | $000 |

### b) Disposal of controlled entities

During the prior year the consolidated entity disposed of its 55% interest in AMRAD Pharmaceuticals Pty Ltd and 100% interest in AMRAD Syndicate 1 Pty Ltd, AMRAD Syndicate 2 Pty Ltd and AMRAD Limited, as follows:

| | Consolidated 2002 $000 | Consolidated 2001 $000 | Company 2002 $000 | Company 2001 $000 |
|---|---|---|---|---|
| Consideration | - | 12,106 | - | 679 |
| Net assets of entities disposed: | | | | |
| - Cash assets | - | 2,246 | - | - |
| - Receivables and other assets | - | 21,840 | - | - |
| - Other financial assets | - | 421 | - | 421 |
| - Property, plant and equipment | - | 351 | - | - |
| - Payables and other liabilities | - | (8,840) | - | - |
| - Provisions | - | (8,630) | - | - |
| | - | 7,388 | - | 421 |
| Profit on disposal | - | 4,718 | - | 258 |
| Interest held after disposal | - | Nil% | - | Nil% |

| | Consolidated 2002 | Consolidated 2001 | Company 2002 | Company 2001 |
|---|---|---|---|---|
| | | | **Number** | Number |
| **28 Directors' remuneration** | | | | |
| The number of directors of the Company whose income from the Company or any related party falls within the following bands: | | | | |
| $0 - $9,999 | | | **2** | - |
| $10,000 - $19,999 | | | **1** | 1 |
| $30,000 - $39,999 | | | **1** | 1 |
| $40,000 - $49,999 | | | **-** | 4 |
| $50,000 - $59,999 | | | **2** | - |
| $80,000 - $89,999 | | | **1** | 1 |
| $90,000 - $99,999 | | | **-** | 1 |
| $100,000 - $109,999 | | | **1** | - |
| $150,000 - $159,999 | | | **1** | - |
| $160,000 - $169,999 | | | **-** | 1 |
| $240,000 - $249,999 | | | **1** | - |
| $280,000 - $289,999 | | | **-** | 1 |
| $290,000 - $299,999 | | | **1** | - |
| $670,000 - $679,999 | | | **1** | - |

The remuneration bands are not consistent with the emoluments disclosed in the Directors' Report as the basis of calculation differs due to the differing requirements of the Corporations Act 2001 and the Accounting Standards.

| | **$** | $ | **$** | $ |
|---|---|---|---|---|
| Total income paid, payable, or otherwise made available, to all directors of the Company and controlled entities from the Company or any related party | **1,237,133** | 775,387 | **1,237,133** | 775,387 |
| Retirement benefits paid to directors of the Company and controlled entities, being amounts that have been previously approved by members of the Company in a general meeting. | **435,371** | 62,580 | **435,371** | 62,580 |

**29 Executives' remuneration**

| | **Number** | Number | **Number** | Number |
|---|---|---|---|---|
| The number of executive officers of the Company and of controlled entities, whose remuneration from the Company or related parties, and from entities in the consolidated entity, falls within the following bands: | | | | |
| $100,000 - $109,999 | **1** | - | **1** | - |
| $140,000 - $149,999 | **1** | - | **-** | - |
| $160,000 - $169,999 | **3** | - | **-** | - |
| $170,000 - $179,999 | **3** | 1 | **1** | 1 |
| $180,000 - $189,999 | **1** | 1 | **-** | 1 |
| $190,000 - $199,999 | **-** | 1 | **-** | - |
| $220,000 - $229,999 | **-** | 1 | **-** | - |
| $250,000 - $259,999 | **-** | 1 | **-** | 1 |
| $260,000 - $269,999 | **-** | 1 | **-** | - |
| $290,000 - $299,999 | **1** | - | **-** | - |
| $360,000 - $369,999 | **1** | - | **1** | - |
| $370,000 - $379,999 | **-** | 1 | **-** | 1 |
| $670,000 - $679,999 | **1** | - | **1** | - |
| $960,000 - $969,999 | **-** | 1 | **-** | 1 |

The remuneration bands are not consistent with the emoluments disclosed in the Directors' Report as the basis of calculation differs due to the differing requirements of the Corporations Act 2001 and the Accounting Standards.

| | $ | $ | $ | $ |
|---|---|---|---|---|
| Total income received, or due and receivable, from the Company, entities in the consolidated entity or related parties by executive officers of the Company and of controlled entities whose income is $100,000 or more. | **2,838,500** | 2,643,731 | **1,652,415** | 1,948,872 |

## 30 Related party disclosures

### a) Directors

The names of each person holding the position of director of Amrad Corporation Limited during the financial year are:

*Current:*
Mr O B O'Duill (*Chairman*)
Professor J Mills (*Deputy Chairman*)
Dr S N Webb (*Managing Director*)
Mr I N Ferres
Ms H A Cameron
Mr R W Moses

*Retired:*
Mr J L Curnock Cook
Mr C R Ward-Ambler
Dr J D Flack
Mr H L Nordhoff
Mr R H Searby
Mr L Serry

### b) Directors' holdings in shares and share options

The interests of directors of the reporting entity and their director-related entities in the shares and share options of the entities within the consolidated entity at year end are set out below:

| | The Company | |
|---|---|---|
| | **Ordinary shares** | **Options over ordinary shares** |
| | **Number** | **Number** |
| Mr O B O'Duill | 20,000 | - |
| Prof J Mills | 63,089 | - |
| Dr S N Webb | 100,000 | 2,500,000 |
| Ms H A Cameron | 11,283 | - |
| Mr I N Ferres | 62,789 | - |
| Mr R W Moses | - | - |

### c) Directors' benefits

The Growth Participation Plan, which was terminated during the financial year, provided benefits to Executive Directors of the Company or controlled entities on their retirement, conditional upon certain employment obligations being met. At balance date, these vested entitlements total $Nil (2001: $120,960). The value of benefits paid during the year was $113,311 (2001: $433,215).

The Company conducts a scheme, which permits payment to non-executive directors upon their retirement. The amount of the payment is dependent upon the length of service of the director and the amount of remuneration paid to the director. An amount of $371,347 (2001: $811,933) has been provided in the Company's financial statements and the consolidated financial statements at year-end. An amount of $435,371 (2001: $62,580) was paid to former directors during the year on their retirement.

During the year, the consolidated entity purchased research services from Macfarlane Burnet Centre for Medical Research Limited. Prof J Mills was Managing Director of Macfarlane Burnet Centre for Medical Research Limited. The terms and conditions of these transactions were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non-director related entities on an arm's length basis. The value of transactions during the year included in the consolidated financial statements was $1,845 (2001: $86,368).

During the year, the Company paid relocation expenses to the value of $30,000 for Dr. S N Webb. The Company loaned a further $35,871 to Dr Webb to cover additional relocation expenses. The loan incurs interest at 8% and the outstanding balance at year-end was $36,107.

On 30 November 2001, the Company made a loan of $101,000 to Dr S N Webb to purchase 100,000 shares in the Company. Provided certain conditions are met, repayment of this loan is to be forgiven in equal annual instalments over a period of five years. During the year $20,200 was forgiven, leaving a balance due at year-end of $80,800. No interest is accruing on the outstanding balance. The portion of the loan forgiven together with an imputed interest charge on the outstanding balance has been included in the remuneration details disclosed in Notes 28 and 29.

Details of directors' remuneration, superannuation and retirement benefits are disclosed in Note 28.

Apart from the details disclosed in this note, no director has entered into a contract with the Company or the consolidated entity since the end of the previous financial year and there were no contracts involving directors' interests existing at year end.

| | Consolidated | | Company | |
|---|---|---|---|---|
| | **2002** | 2001 | **2002** | 2001 |
| | **$000** | $000 | **$000** | $000 |
| **d) Transactions with related parties** | | | | |
| Material transactions on a normal commercial basis with related parties during the year were: | | | | |
| The Company: | | | | |
| - Provided management and other services to controlled entities | - | - | **1,027** | 1,351 |
| - Charged interest on loan balances receivable from controlled entities | - | - | **6,965** | 7,840 |
| - Paid interest on loan balances payable to controlled entities | - | - | **1,077** | 1,259 |
| - Paid operating lease expense to controlled entities | - | - | **195** | 471 |
| - Purchased tax losses from controlled entities | - | - | **1,631** | 1,300 |
| - Sold tax losses to controlled entities | - | - | **7** | 886 |
| - Forgave loans balances receivable from controlled entities | - | - | **-** | 279 |
| - Received operating lease income from controlled entities | - | - | **525** | 481 |

**e) Balances with related parties**

Amounts receivable from and payable to related parties are disclosed in Notes 11 and 17.

## 31 Events subsequent to balance date

In July 2002, the Phase II clinical trial of AM365 for hepatitis B virus infection was completed. Because AM365 failed to demonstrate sufficient antiviral activity, Amrad has decided to cease development of this compound. With the exception of incurring additional committed research and development expenditure of $425,747 after 30 June 2002, the cessation of this project is not expected to have a significant financial impact on the future operations of the consolidated entity.

Except for the event noted above, there has not arisen since the end of the financial year, any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial years.

AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES. ABN 37 006 614 375

**Directors' declaration**

1 In the opinion of the directors of Amrad Corporation Limited:

(a) The financial statements and notes, set out on pages 6 to 30, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2002 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated at Melbourne this 15th day of August, 2002.

Signed in accordance with a resolution of the directors.

Olaf B. O'Duill
*Chairman*

**Independent audit report to the members of Amrad Corporation Limited**

**Scope**

We have audited the financial report of Amrad Corporation Limited for the financial year ended 30 June 2002, consisting of the statements of financial performance, statements of financial position, statements of cash flows, accompanying notes, and the directors declaration set out on pages 6 to 31. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the year's end or from time to time during the financial year. The Company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

**Audit opinion**

In our opinion, the financial report of Amrad Corporation Limited is in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

KPMG

Paul McDonald
*Partner*

Melbourne, Victoria
15th August 2002.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 16/08/2002

TIME: 09:20:07

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Final Report

## Nicky Haw

**From:** ASX Online [ASX.Online@asx.com.au]
**Sent:** Friday, 16 August 2002 9:22
**To:** rfry@amrad.com.au; nhaw@amrad.com.au
**Subject:** AML - ASX Online e-Lodgement - Confirmation of Release

Appendix4B-160802.pdf (113 KB)...

ASX confirms the release to the market of Doc ID: 22861 as follows: Release Time: 16-Aug-2002 09:20:04 ASX Code: AML File Name: Appendix4B-160802.pdf Your Announcement Title: Appendix 4B

*Rules 4.1, 4.3*

# Appendix 4B

## Preliminary final report

Introduced 30/6/2002.

Name of entity

Amrad Corporation Limited

| ABN or equivalent company reference | Half yearly *(tick)* | Preliminary final *(tick)* | Financial year ended ('current period') |
|---|---|---|---|
| 37 006 614 375 | | ✓ | 30 June 2002 |

### For announcement to the market

*Extracts from this report for announcement to the market (see note 1).*

| | | | | $A'000 |
|---|---|---|---|---|
| Revenues from ordinary activities *(item 1.1)* | down | 81% | to | 12,977 |
| Loss from ordinary activities after tax attributable to members (*item 1.22*) | down | 156% | to | (14,402) |
| Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*) | | | | NIL |
| Net profit (loss) for the period attributable to members *(item 1.11)* | down | 156% | to | (14,402) |

| **Dividends (distributions)** | Amount per security | Franked amount per security |
|---|---|---|
| Final dividend *(Preliminary final report only - item 15.4)*<br>Interim dividend *(Half yearly report only - item 15.6)* | NIL¢ | NIL¢ |
| Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)* | NIL¢ | NIL¢ |

+Record date for determining entitlements to the dividend,
(in the case of a trust, distribution) *(see item 15.2)*

N/A

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

N/A

**If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.**

+ See chapter 19 for defined terms.

## Condensed consolidated statement of financial performance

| | | Current period - $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 1.1 | Revenues from ordinary activities *(see items 1.23 -1.25)* | 12,977 | 68,510 |
| 1.2 | Expenses from ordinary activities (*see items 1.26 & 1.27)* | (25,818) | (69,127) |
| 1.3 | Borrowing costs | (1,432) | (1,570) |
| 1.4 | Share of net profits (losses) of associates and joint venture entities (*see item 16.7*) | - | - |
| **1.5** | **Profit (loss) from ordinary activities before tax** | **(14,273)** | **(2,187)** |
| 1.6 | Income tax on ordinary activities *(see note 4)* | (129) | (2,150) |
| **1.7** | **Profit (loss) from ordinary activities after tax** | **(14,402)** | **(4,337)** |
| 1.8 | Profit (loss) from extraordinary items after tax (*see item 2.5*) | - | - |
| **1.9** | **Net profit (loss)** | **(14,402)** | **(4,337)** |
| 1.10 | Net profit (loss) attributable to outside +equity interests | - | (1,286) |
| **1.11** | **Net profit (loss) for the period attributable to members** | **(14,402)** | **(5,623)** |

## Non-owner transaction changes in equity

| | | Current period - $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 1.12 | Increase (decrease) in revaluation reserves | - | - |
| 1.13 | Net exchange differences recognised in equity | - | - |
| 1.14 | Other revenue, expense and initial adjustments recognised directly in equity (attach details) | - | - |
| 1.15 | Initial adjustments from UIG transitional provisions | - | - |
| 1.16 | Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15) | - | - |
| **1.17** | **Total changes in equity not resulting from transactions with owners as owners** | - | - |

| **Earnings per security (EPS)** | | Current period | Previous corresponding Period |
|---|---|---|---|
| 1.18 | Basic EPS | 11.9 | 4.8 |
| 1.19 | Diluted EPS | 11.9 | 4.8 |

## Notes to the condensed consolidated statement of financial performance

## Profit (loss) from ordinary activities attributable to members

| | | Current period - $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 1.20 | Profit (loss) from ordinary activities after tax (*item 1.7*) | (14,402) | (4,337) |
| 1.21 | Less (plus) outside +equity interests | - | (1,286) |
| **1.22** | **Profit (loss) from ordinary activities after tax, attributable to members** | **(14,402)** | **(5,623)** |

## Revenue and expenses from ordinary activities

*(see note 15)*

| | | Current period - $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 1.23 | Revenue from sales of goods | 1,480 | 41,992 |
| | Revenue from rendering of services | 1,686 | 1,614 |
| | Interest and investment income | 2,255 | 2,943 |
| | Licence fee and royalty income | | |
| | Operating lease rental income | 3,718 | 5,853 |
| | Gross proceeds from disposal of non-current assets | 3,830 | 3,790 |
| | **Total Revenues** | 8 | 12,318 |
| | | **12,977** | **68,510** |
| | Raw materials and consumables used | | |
| | Employee expenses | (1,350) | (29,340) |
| | Depreciation and amortisation expenses | (6,517) | (10,853) |
| | External research and development costs | (1,870) | (3,537) |
| | Costs and net assets associated with sale of businesses and controlled entities | (8,716) | (9,181) |
| | Other expenses from ordinary activities | - | (4,475) |
| | **Total expenses excluding borrowing costs** | | |
| | | (7,365) | (11,741) |
| | | **(25,818)** | **(69,127)** |
| | **Capitalised outlays** | | |
| 1.28 | Interest costs capitalised in asset values | - | - |
| 1.29 | Outlays capitalised in intangibles (unless arising from an +acquisition of a business) | - | - |

## Consolidated retained profits

| | | Current period - $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 1.30 | Accumulated losses- at the beginning of the financial period | (73,039) | (67,416) |
| 1.31 | Net profit (loss) attributable to members (*item 1.11*) | (14,402) | (5,623) |
| 1.32 | Net transfers from (to) reserves *(details if material)* | - | - |
| 1.33 | Net effect of changes in accounting policies | - | - |
| 1.34 | Dividends and other equity distributions paid or payable | - | - |
| **1.35** | **Retained profits (accumulated losses) at end of financial period** | **(87,441)** | **(73,039)** |

## Intangible and extraordinary items

| | | *Consolidated - current period* | | | |
|---|---|---|---|---|---|
| | | Before tax $A'000 (a) | Related tax $A'000 (b) | Related outside +equity interests $A'000 (c) | Amount (after tax) attributable to members $A'000 (d) |
| 2.1 | Amortisation of goodwill | - | - | - | - |
| 2.2 | Amortisation of other intangibles | - | - | - | - |
| **2.3** | **Total amortisation of intangibles** | - | - | - | - |
| 2.4 | Extraordinary items (details) | - | - | - | - |
| **2.5** | **Total extraordinary items** | - | - | - | - |

## Comparison of half year profits

*(Preliminary final report only)*

| | | Current year - $A'000 | Previous year - $A'000 |
|---|---|---|---|
| 3.1 | Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report) | (6,924) | 2,644 |
| 3.2 | Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year | (7,478) | (8,267) |

## Condensed consolidated statement of financial position

| | | At end of current period $A'000 | As shown in last annual report $A'000 | As in last half yearly report $A'000 |
|---|---|---|---|---|
| | **Current assets** | | | |
| 4.1 | Cash | 1,571 | 3,126 | 969 |
| 4.2 | Receivables | 3,759 | 5,097 | 3,233 |
| 4.3 | Investments | 33,067 | 29,500 | 26,644 |
| 4.4 | Inventories | - | - | - |
| 4.5 | Tax assets | - | 69 | - |
| 4.6 | Other - Prepayments | 263 | 1,049 | 1,062 |
| **4.7** | **Total current assets** | **38,660** | **38,841** | **31,908** |
| | **Non-current assets** | | | |
| 4.8 | Receivables | 5,242 | 7,460 | 5,298 |
| 4.9 | Investments (equity accounted) | - | - | - |
| 4.10 | Other investments | - | - | - |
| 4.11 | Inventories | - | - | - |
| 4.12 | Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)* | - | - | - |
| 4.13 | Development properties (+mining entities) | - | - | - |
| 4.14 | Other property, plant and equipment (net) | 15,214 | 15,168 | 15,369 |
| 4.15 | Intangibles (net) | - | - | - |
| 4.16 | Tax assets | 325 | 204 | 255 |
| 4.17 | Other – Investment property | 26,607 | 27,217 | 26,912 |
| **4.18** | **Total non-current assets** | **47,388** | **50,049** | **47,834** |
| **4.19** | **Total assets** | **86,048** | **88,890** | **79,742** |
| | **Current liabilities** | | | |
| 4.20 | Payables | 3,437 | 4,403 | 2,745 |
| 4.21 | Interest bearing liabilities | 2,091 | 1,940 | 2,016 |
| 4.22 | Tax liabilities | - | - | - |
| 4.23 | Provisions exc. tax liabilities | 1,083 | 1,629 | 951 |
| 4.24 | Other – Unearned income | 1,064 | 1,064 | 1,960 |
| **4.25** | **Total current liabilities** | **7,675** | **9,036** | **7,672** |
| | **Non-current liabilities** | | | |
| 4.26 | Payables | - | - | - |
| 4.27 | Interest bearing liabilities | 16,291 | 18,382 | 17,355 |
| 4.28 | Tax liabilities | - | - | - |
| 4.29 | Provisions exc. tax liabilities | 94 | 118 | 153 |
| 4.30 | Other (provide details if material) | - | - | - |
| **4.31** | **Total non-current liabilities** | **16,385** | **18,500** | **17,508** |
| **4.32** | **Total liabilities** | **24,060** | **27,536** | **25,180** |
| **4.33** | **Net assets** | **61,988** | **61,354** | **54,562** |

## Condensed consolidated statement of financial position continued

| | | | | |
|---|---|---|---|---|
| | **Equity** | | | |
| 4.34 | Capital/contributed equity | 149,429 | 134,393 | 134,525 |
| 4.35 | Reserves | - | - | - |
| 4.36 | Retained profits (accumulated losses) | (87,441) | (73,039) | (79,963) |
| **4.37** | **Equity attributable to members of the parent entity** | **61,988** | **61,354** | **54,562** |
| 4.38 | Outside +equity interests in controlled entities | - | - | - |
| **4.39** | **Total equity** | **61,988** | **61,354** | **54,562** |

| | | | | |
|---|---|---|---|---|
| 4.40 | Preference capital included as part of 4.37 | - | - | - |

## Notes to the condensed consolidated statement of financial position

## Exploration and evaluation expenditure capitalised

*(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)*

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 5.1 | Opening balance | - | - |
| 5.2 | Expenditure incurred during current period | - | - |
| 5.3 | Expenditure written off during current period | - | - |
| 5.4 | Acquisitions, disposals, revaluation increments, etc. | - | - |
| 5.5 | Expenditure transferred to Development Properties | - | - |
| **5.6** | **Closing balance as shown in the consolidated balance sheet** *(item 4.12)* | - | - |

## Development properties

*(To be completed only by entities with mining interests if amounts are material)*

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 6.1 | Opening balance | - | - |
| 6.2 | Expenditure incurred during current period | - | - |
| 6.3 | Expenditure transferred from exploration and evaluation | - | - |
| 6.4 | Expenditure written off during current period | - | - |
| 6.5 | Acquisitions, disposals, revaluation increments, etc. | - | - |
| 6.6 | Expenditure transferred to mine properties | - | - |
| **6.7** | **Closing balance as shown in the consolidated balance sheet** *(item 4.13)* | - | - |

# Condensed consolidated statement of cash flows

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| | **Cash flows related to operating activities** | | |
| 7.1 | Receipts from customers | 9,870 | 50,992 |
| 7.2 | Payments to suppliers and employees | (22,796) | (60,011) |
| 7.3 | Dividends received from associates | - | - |
| 7.4 | Other dividends received | - | - |
| 7.5 | Interest and other items of similar nature received | 737 | 374 |
| 7.6 | Interest and other costs of finance paid | (1,445) | (1,582) |
| 7.7 | Income taxes paid | (181) | (2,110) |
| 7.8 | Other (provide details if material) | - | - |
| **7.9** | **Net operating cash flows** | **(13,815)** | **(12,337)** |
| | **Cash flows related to investing activities** | | |
| 7.10 | Payment for purchases of property, plant and equipment | (649) | (404) |
| 7.11 | Proceeds from sale of property, plant and equipment | 8 | 211 |
| 7.12 | Payment for purchases of equity investments | - | - |
| 7.13 | Proceeds from sale of equity investments | - | - |
| 7.14 | Loans to other entities | - | - |
| 7.15 | Loans repaid by other entities | - | - |
| 7.16 | Other – Net proceeds from sale of businesses and a controlled entity, net of cash balances of disposed entities | 1,945 | 8,107 |
| **7.17** | **Net investing cash flows** | **1,304** | **7,914** |
| | **Cash flows related to financing activities** | | |
| 7.18 | Proceeds from issues of +securities (shares, options, etc.) | 14,935 | 43 |
| 7.19 | Proceeds from borrowings | - | - |
| 7.20 | Repayment of borrowings | (1,941) | (2,201) |
| 7.21 | Dividends paid | - | - |
| 7.22 | Other – Net cash drawn down from funds under management | (2,038) | 8,006 |
| **7.23** | **Net financing cash flows** | **10,956** | **5,848** |
| 7.24 | **Net increase (decrease) in cash held** | (1,555) | 1,425 |
| 7.25 | Cash at beginning of period *(see Reconciliation of cash)* | 3,126 | 1,701 |
| 7.26 | Exchange rate adjustments to item 7.25. | - | - |
| **7.27** | **Cash at end of period** *(see Reconciliation of cash)* | 1,571 | 3,126 |

## Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

During the year the consolidated entity acquired plant and equipment with an aggregate fair value of $687,549 (2001: $nil) under a product credit arrangement arising from the termination of certain biotech reagent distribution rights in 1997.

## Reconciliation of cash

| Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 8.1 | Cash on hand and at bank | 1,571 | 3,126 |
| 8.2 | Deposits at call | - | - |
| 8.3 | Bank overdraft | - | - |
| 8.4 | Other (provide details) | - | - |
| **8.5** | **Total cash at end of period** *(item 7.27)* | **1,571** | **3,126** |

## Other notes to the condensed financial statements

| **Ratios** | | Current period | Previous corresponding period |
|---|---|---|---|
| 9.1 | **Profit before tax / revenue**<br>Consolidated profit (loss) from ordinary activities before tax *(item 1.5)* as a percentage of revenue *(item 1.1)* | (110)% | (3.2)% |
| 9.2 | **Profit after tax / +equity interests**<br>Consolidated net profit (loss) from ordinary activities after tax attributable to members *(item 1.11)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.37)* | (23.2)% | (9.2)% |

## Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

**Earnings reconciliation**
Net profit (14,402)
Basic earnings per share (14,402)
Diluted earnings per share (14,402)

**Weighted average number of shares used as the denominator**

| | |
|---|---|
| Ordinary shares | 121,407,907 units |
| Number for basic earnings per share | 121,407,907 units |
| Number for diluted earnings per share | 121,407,907 units |

| **NTA backing** *(see note 7)* | Current period | Previous corresponding period |
|---|---|---|
| 11.1 Net tangible asset backing per +ordinary security | 47.4 cents | 52.5 cents |

## Discontinuing Operations

*(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)*

12.1 Discontinuing Operations

N/A

## Control gained over entities having material effect

| | |
|---|---|
| 13.1 Name of entity (or group of entities) | - |
| 13.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired | $- |
| 13.3 Date from which such profit has been calculated | - |
| 13.4 Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period | $- |

## Loss of control of entities having material effect

| | | |
|---|---|---|
| 14.1 | Name of entity (or group of entities) | - |
| 14.2 | Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control | $ - |
| 14.3 | Date to which the profit (loss) in item 14.2 has been calculated | |
| 14.4 | Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period | $ - |
| 14.5 | Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control | $ - |

## Dividends (in the case of a trust, distributions)

| | | |
|---|---|---|
| 15.1 | Date the dividend (distribution) is payable | - |
| 15.2 | +Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved) | - |
| 15.3 | If it is a final dividend, has it been declared? *(Preliminary final report only)* | - |

## Amount per security

| | | Amount per security | Franked amount per security at % tax (see note 4) | Amount per security of foreign source dividend |
|---|---|---|---|---|
| | *(Preliminary final report only)* | | | |
| **15.4** | **Final dividend:** Current year | - ¢ | - ¢ | - ¢ |
| 15.5 | Previous year | - ¢ | - ¢ | - ¢ |
| | *(Half yearly and preliminary final reports)* | | | |
| **15.6** | **Interim dividend:** Current year | - ¢ | - ¢ | - ¢ |
| 15.7 | Previous year | - ¢ | - ¢ | - ¢ |

## Total dividend (distribution) per security (interim *plus* final)
(Preliminary final report only)

| | Current year | Previous year |
|---|---|---|
| 15.8 +Ordinary securities | - ¢ | - ¢ |
| 15.9 Preference +securities | - ¢ | - ¢ |

## Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

| | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|
| 15.10 +Ordinary securities *(each class separately)* | - | - |
| 15.11 Preference +securities *(each class separately)* | - | - |
| 15.12 Other equity instruments *(each class separately)* | - | - |
| **15.13 Total** | - | - |

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans

N/A

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

N/A

### Details of aggregate share of profits (losses) of associates and joint venture entities

| **Group's share of associates' and joint venture entities':** | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|
| 16.1 Profit (loss) from ordinary activities before tax | - | - |
| 16.2 Income tax on ordinary activities | - | - |
| **16.3 Profit (loss) from ordinary activities after tax** | - | - |
| 16.4 Extraordinary items net of tax | - | - |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| **16.5 Net profit (loss)** | - | - |
| 16.6 Adjustments | - | - |
| **16.7 Share of net profit (loss) of associates and joint venture entities** | - | - |

## Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

| *Name of entity* | Percentage of ownership interest held at end of period or date of disposal | | Contribution to net profit (loss) (*item 1.9*) | |
|---|---|---|---|---|
| **17.1 Equity accounted associates and joint venture entities** | Current period | Previous corresponding period | Current period $A'000 | Previous corresponding period - $A'000 |
| | - | - | - | - |
| **17.2 Total** | - | - | - | - |
| 17.3 Other material interests<br><br>Cerylid Biosciences Ltd (acquired 31-12-99) | 18.1% | 23.8% | - | - |
| **17.4 Total** | | | - | - |

## Issued and quoted securities at end of current period

*(Description must include rate of interest and any redemption or conversion rights together with prices and dates)*

| Category of +securities | Total number | Number quoted | Issue price per security (see note 14) (cents) | Amount paid up per security (see note 14) (cents) |
|---|---|---|---|---|
| 1wee8.1 **Preference +securities** *(description)* | NIL | NIL | | |
| 18.2 Changes during current period<br>(a) Increases through issues<br>(b) Decreases through returns of capital, buybacks, redemptions | NIL | NIL | | |
| **18.3 +Ordinary securities** | 130,642,486 | 130,361,259 | | |
| 18.4 Changes during current period<br>(a) Increases through issues<br>(b) Decreases through returns of capital, buybacks | <br>13,695,252<br>- | <br>13,460,237<br>- | | |
| **18.5 +Convertible debt securities** *(description and conversion factor)* | NIL | NIL | | |
| 18.6 Changes during current period<br>(a) Increases through issues<br>(b) Decreases through securities matured, converted | NIL | NIL | | |

| 18.7 | **Options** *(description and conversion factor)* | | | Exercise Price ($) | Expiry date (if any) |
|---|---|---|---|---|---|
| | Employee options | 240,000 | - | 2.69 | 7 Dec 2002 |
| | Former CEO options | 100,000 | - | 1.00 | 31 Dec 2002 |
| | Employee options | 216,000 | - | 1.46 | 21 Oct 2003 |
| | Former CEO options | 150,000 | - | 1.00 | 31 Oct 2003 |
| | Former CEO options | 50,000 | - | 1.53 | 6 Nov 2003 |
| | Former CEO options | 50,000 | | 1.00 | 31 Oct 2004 |
| | Employee options | 169,000 | - | 0.98 | 19 Nov 2004 |
| | Employee options | 1,075,000 | - | 1.15 | 4 Dec 2005 |
| | Employee options | 430,000 | - | 1.17 | 6 Aug 2006 |
| | Director options | 250,000 | - | 1.00 | 14 Nov 2006 |
| | Director options | 500,000 | - | 1.75 | 30 Nov 2006 |
| | Director options | 500,000 | - | 2.75 | 30 Nov 2006 |
| | Director options | 500,000 | - | 3.75 | 30 Nov 2006 |
| | Director options | 500,000 | - | 4.75 | 30 Nov 2006 |
| | Director options | 500,000 | - | 5.75 | 30 Nov 2006 |
| | Employee options | 1,050,000 | - | 1.20 | 13 Dec 2006 |

| | | | | | |
|---|---|---|---|---|---|
| 18.8 | Issued during current period | | | | |
| | Director options | 250,000 | - | 1.00 | 14 Nov 2006 |
| | Director options | 500,000 | - | 1.75 | 30 Nov 2006 |
| | Director options | 500,000 | - | 2.75 | 30 Nov 2006 |
| | Director options | 500,000 | - | 3.75 | 30 Nov 2006 |
| | Director options | 500,000 | - | 4.75 | 30 Nov 2006 |
| | Director options | 500,000 | - | 5.75 | 30 Nov 2006 |
| | Employee options | 450,000 | - | 1.17 | 6 Aug 2006 |
| | Employee options | 1,050,000 | - | 1.20 | 13 Dec 2006 |
| 18.9 | Exercised during current period | - | - | | |
| 18.10 | Expired during current period | | - | | |
| | Employee options | 20,000 | | 1.17 | 25 June 2002 |
| | Employee option | 200,000 | | 3.31 | 29 Nov 2001 |
| | Former CEO Options | 150,000 | | 1.00 | 31 Oct 2005 |
| **18.11** | **Debentures** *(description)* | | | | |
| | Changes during current period | NIL | NIL | | |
| 18.12 | (a) Increases through issues<br>(b) Decreases through securities matured, converted | | | | |
| **18.13** | **Unsecured notes** *(description)* | | | | |
| | Changes during current period | | | | |
| 18.14 | (a) Increases through issues<br>(b) Decreases through securities matured, converted | NIL | NIL | | |

## Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

## Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

**Basis of financial report preparation**

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

During the financial year, Amrad continued its research and development program in three core areas of expertise, namely infectious diseases, neurological disease and allergy and inflammation.

In addition to the projects in pre-clinical discovery phase, Amrad has focussed on the following projects in its advanced portfolio in pre-clinical and clinical development:

- AM336 is a potential treatment for severe pain. Early completion of the Phase I/II safety study in cancer patients was achieved in February 2002. A development plan for AM336 was finalised involving additional preclinical studies requiring completion prior to the compound progressing to a Phase II study.
- AM36, a potential treatment for stroke, has been shown to protect the nerves in the brain in experimental models of stroke. Rights to this compound were returned to Amrad from DevCo Pharmaceuticals in April 2002 and the planning of a development strategy commenced.
- Emfilermin has been identified as having potential in the treatment of infertility. Amrad has licensed to Serono, one of Europe's largest biotechnology companies, the rights to develop emfilermin for assisted reproduction. A proof-of-concept study has been completed by Serono.
- Emfilermin was also identified as a potential treatment for neuromuscular disease. During the financial year, a Phase II clinical trial was conducted in both Australia and the United States. The trial clearly demonstrated that the drug did not reduce chemotherapy-induced peripheral nerve damage and consequently in March 2002 it was decided to cease further development of emfilermin for this indication.
- AM132 and AM133 are potential treatments for cardiovascular disease. Preclinical development of these drugs continued in collaboration with Gencell Aventis and Edwards Lifesciences, respectively.
- AM365 was identified as a potential treatment for the hepatitis B virus infection. Phase I clinical trials were successfully completed in Australia and a Phase II clinical trial was conducted in chronically infected patients at several hospital sites in Australia, New Zealand and South East Asia.

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

| |
|---|
| In July 2002, the Phase II clinical trial of AM365 for hepatitis B virus infection was completed. Because AM365 failed to demonstrate sufficient antiviral activity, Amrad has decided to cease development of this compound. With the exception of incurring additional committed research and development expenditure of $425,747 after 30 June 2002, the cessation of this project is not expected to have a significant financial impact on the future operations of the consolidated entity. |

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

| |
|---|
| The balance of franking accounts at the end of the financial year, adjusted for franking credits which will arise from the payment of income tax payable as at the end of the half-year is $24,486,000. The Entity does not expect to pay dividends in the next financial year. |

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

| |
|---|
| NONE |

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

| |
|---|
| NONE |

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

| |
|---|
| NONE |

## Additional disclosure for trusts

| | | |
|---|---|---|
| 20.1 | Number of units held by the management company or responsible entity or their related parties. | N/A |

| | |
|---|---|
| 20.2 A statement of the fees and commissions payable to the management company or responsible entity.<br><br>Identify:<br>• initial service charges<br>• management fees<br>• other fees | N/A |

## Annual meeting

*(Preliminary final report only)*

The annual meeting will be held as follows:

| | |
|---|---|
| Place | 'Leonda By The Yarra', 2 Wallen Road, Hawthorn, Victoria, Australia. |
| Date | 16 October 2002 |
| Time | 2.00 p.m. |
| Approximate date the +annual report will be available | 17 September 2002 |

## Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

| | |
|---|---|
| Identify other standards used | NONE |

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/does not* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
*(Tick one)*

| | | | |
|---|---|---|---|
| ☑ | The +accounts have been audited. | ☐ | The +accounts have been subject to review. |
| ☐ | The +accounts are in the process of being audited or subject to review. | ☐ | The +accounts have *not* yet been audited or reviewed. |

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one)*. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has/does not have* *(delete one)* a formally constituted audit committee.

Sign here: ........................................................ Date: ...........................
(Director/Company Secretary)

Print name: ......................................................

## Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

   Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance.*

   Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

**Format** The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

**Basis of revaluation** If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting.* This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 10*18 must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

**Relevant Items** *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029:*

*Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department:** COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/08/2002

TIME: 09:21:12

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Concise Financial Report

**Nicky Haw**

**From:** ASX Online [ASX.Online@asx.com.au]
**Sent:** Friday, 16 August 2002 9:23
**To:** rfry@amrad.com.au; nhaw@amrad.com.au
**Subject:** AML - ASX Online e-Lodgement - Confirmation of Release

Conciseaccounts160802.pdf (77 ...

ASX confirms the release to the market of Doc ID: 22862 as follows: Release Time: 16-Aug-2002 09:21:09 ASX Code: AML File Name: Conciseaccounts160802.pdf Your Announcement Title: Concise Financial Report

## AMRAD CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

## CONCISE FINANCIAL REPORT FOR THE YEAR ENDED 30 JUNE 2002

*The financial statements and other specific disclosures have been derived from Amrad Corporation Limited and its controlled entities ("consolidated entity") full financial report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report.*

*The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.*

*A copy of the consolidated entity's 2002 Annual Financial Report, including the independent audit report, is available to all shareholders, and will be sent to shareholders without charge upon request. The 2002 Annual Report can be requested by telephone (Australia: (613) 9208 4000) and by Internet at www.amrad.com.au.*

**DIRECTORS' REPORT**
**FOR THE YEAR ENDED 30 JUNE 2002**

The directors present their report together with the financial report of Amrad Corporation Limited ("the Company") and of the consolidated entity, being the Company and its controlled entities, for the year ended 30 June 2002 and the auditor's report thereon.

**Directors**

The directors of the Company at any time during or since the end of the financial year are:

| *Name and qualification* | *Age* | *Experience and special responsibilities* |
|---|---|---|
| Mr O B O'Duill B.Comm Hons<br>Chairman<br>Non-executive Director | 55 | Chairman and non-executive director since 21 May 2002. |
| Prof J Mills BS Hons, MD, FACP, FRACP, FIDSA, MASM<br>Deputy Chairman<br>Non-executive Director | 61 | Non-executive director since 1995. Chairman from 1 October 2001 to 21 May 2002. Deputy Chairman since 21 May 2002. |
| Dr S N Webb BPharm, PhD, Dip Law, M.R.PHARMS<br>Managing Director | 56 | Appointed Managing Director on 16 August 2001. |
| Ms H A Cameron BSc, MBA, FTCL<br>Non-executive Director | 47 | Non-executive director since 1997. |
| Mr I N Ferres FFA, FIAA<br>Non-executive Director | 63 | Non-executive director since 1990. |
| Mr R W Moses MBA<br>Non-executive Director | 63 | Non-executive director since 21 May 2002. |

Mr L Serry resigned on 9 July 2001, Messrs C R Ward-Ambler and R H Searby resigned on 30 September 2001, Dr J D Flack resigned on 31 December 2001 and Mr J L Curnock Cook resigned on 21 May 2002. Mr H L Nordhoff was appointed on 16 August 2001 and resigned on 17 May 2002.

**DIRECTORS' REPORT**
**FOR THE YEAR ENDED 30 JUNE 2002**

**Directors' meetings**

The number of directors' meetings (including meetings of committees of directors) and number of meetings attended by each of the directors of the Company during the financial year are:

| | Board Meetings | | Audit Committee Meetings | | Corporate Governance & Nominations Committee Meetings | | Chairman's Committee Meetings | |
|---|---|---|---|---|---|---|---|---|
| | Attended | Held (i) | Attended | Held (i) | Attended | Held (i) | Attended | Held (i) |
| Mr C R Ward Ambler | 1 | 1 | - | - | - | - | 1 | 1 |
| Mr O B O'Duill | - | - | - | - | - | - | - | - |
| Prof J Mills (ii) | 10 | 10 | 1 | 1 | 1 | 1 | 1 | 1 |
| Dr S N Webb (ii) | 10 | 10 | - | - | - | - | - | - |
| Ms H A Cameron | 10 | 10 | 2 | 2 | 1 | 1 | - | - |
| Dr J D Flack (ii) | 3 | 3 | - | - | - | - | - | - |
| Mr J L Curnock Cook | 8 | 10 | - | - | - | - | 1 | 1 |
| Mr I N Ferres | 9 | 10 | 2 | 2 | - | - | 2 | 2 |
| Mr H L Nordhoff | 5 | 8 | - | - | 1 | 1 | - | 1 |
| Mr R H Searby | 1 | 1 | - | - | - | - | - | - |
| Mr R W Moses | - | - | - | - | - | - | - | - |
| Mr L Serry | - | - | - | - | - | - | - | - |

(i) Represents the number of meetings held during the time that the director held office.

(ii) An additional meeting was held on 4 September 2001 attended by Prof Mills and Drs Webb and Flack, for the purpose of adopting and signing the Company's annual accounts.

The Audit Committee is chaired by Mr I N Ferres and its role is to give the Board of Directors assurance regarding the quality and reliability of financial information prepared for use by the Board in determining policies or for inclusion in the financial report.

Professor J Mills replaced Mr C R Ward-Ambler as Chairman of the Chairman's Committee on 1 October 2001. The Committee's role was to address remuneration and succession issues, key financial matters and major contracts as delegated by the Board. With effect from 5 July 2002, the Committee has been discontinued and all matters previously handled by the Committee will now be addressed at full Board level.

Ms H A Cameron replaced Professor J Mills as Chairman of the Corporate Governance and Nominations Committee on 1 October 2001. The Committee's role is to review and provide advice to the Board of Directors on corporate governance matters, to review the mix of skills of the Board and to conduct the process of searching for new directors.

**DIRECTORS' REPORT**
**FOR THE YEAR ENDED 30 JUNE 2002**

**Directors' and senior executives' emoluments**

The broad remuneration policy is to ensure the remuneration packages of directors and senior executives appropriately reflect their duties and responsibilities, and that remuneration levels are competitive in attracting, retaining and motivating people who possess the requisite level of skill and experience.

Key employees may receive bonuses and share options based on the achievement of specific goals related to the performance of the consolidated entity as determined by the directors. The ability to exercise share options is conditional upon the achievement of certain performance hurdles. Non-executive directors do not receive performance related remuneration.

Details of the nature and amount of each major element of the emoluments of each director of the Company and each of the five named officers of the Company and the consolidated entity receiving the highest emolument are:

| | Base emolument<br>$ | Non-cash benefits<br>$ | Superannuation contributions<br>$ | Bonuses<br>$ | Shares and options<br>$ | Retirement and termination benefits<br>$ | Total remuneration<br>$ |
|---|---|---|---|---|---|---|---|
| **Directors** | | | | | | | |
| *Non-executive* | | | | | | | |
| Mr O B O'Duill (i) | 10,615 | - | 849 | - | - | - | 11,464 |
| Prof J Mills | 55,163 | - | 4,413 | - | 21,809 | - | 81,385 |
| Mr C R Ward-Ambler (i) | 21,875 | - | 1,750 | - | - | 223,000 | 246,625 |
| Ms H A Cameron | 45,875 | - | 3,670 | - | 4,346 | - | 53,891 |
| Mr J L Curnock Cook (i) | 28,813 | - | 2,305 | - | 8,846 | 113,198 | 153,162 |
| Mr I N Ferres | 42,750 | - | 3,420 | - | 8,846 | - | 55,016 |
| Mr R W Moses (i) | 2,831 | - | 1,415 | - | - | - | 4,246 |
| Mr H L Nordhoff (i) | 32,620 | - | 2,610 | - | 945 | - | 36,175 |
| Mr R H Searby (i) | 9,625 | - | 257 | - | - | 99,173 | 109,055 |
| Mr L Serry (i) | 808 | - | 65 | - | - | - | 873 |
| *Executive* | | | | | | | |
| Dr S N Webb (ii) | 617,219 | 46,302 | 8,833 | - | - | - | 672,354 |
| Dr J D Flack (i) | 58,996 | - | 234,054 | - | - | - | 293,050 |
| **Officers** | | | | | | | |
| *The Company* | | | | | | | |
| Mr A G Moore (i) | 106,874 | 23,490 | 33,087 | 16,623 | 4,378 | 189,003 | 373,455 |
| Mrs R M Fry | 133,318 | 13,262 | 16,370 | 16,459 | 4,336 | - | 183,745 |
| *Consolidated* | | | | | | | |
| Dr J A V Coates | 141,237 | 19,500 | 12,000 | 15,239 | 4,022 | - | 191,998 |
| Mr A G Moore | 106,874 | 23,490 | 33,087 | 16,623 | 4,378 | 189,003 | 373,455 |
| Mrs R M Fry | 133,318 | 13,262 | 16,370 | 16,459 | 4,336 | - | 183,745 |

(i) Represents the period that the officer held that position during the year.

(ii) Base emolument includes an entry payment of $320,000.

In relation to Company directors: Mr L Serry resigned on 9 July 2001, Messrs C R Ward-Ambler and R H Searby resigned on 30 September 2001, Dr J D Flack resigned on 31 December 2001 and Mr J L Curnock Cook resigned on 21 May 2002. Mr H L Nordhoff was appointed on 16 August 2001 and resigned on 17 May 2002. Messrs O B O'Duill and R W Moses were appointed to the Board on 21 May 2002.

**DIRECTORS' REPORT**
**FOR THE YEAR ENDED 30 JUNE 2002**

The value of shares granted to non-executive directors represents amounts set aside from directors' fees under the Non-executive Directors Share Plan to acquire ordinary shares in the Company. Under the terms of the Plan, shares are issued to non-executive directors within four to six weeks after the release of the announcement of the Company's half-yearly financial results, 15 May each year, the announcement of the Company's annual results and the Company's Annual General Meeting. The value of shares granted to executive directors and officers represents the discount on issue compared with the market value of shares calculated in accordance with tax legislation. The value of options granted to executive directors and officers is calculated in accordance with Division 13A of the Income Tax Assessment Act 1936, which does not take into account the performance hurdles and vesting period related to those options. Details of options granted during the year are set out below.

**Options**

During or since the end of the financial year, the Company granted options over unissued ordinary shares to the following directors and officers of the Company as part of their remuneration:

| | Options granted Number | Exercise price $ | Expiry date |
|---|---|---|---|
| **Director** | | | |
| Dr J D Flack | 250,000 | $1.00 | 14 Nov 2006 |
| Dr S N Webb | 500,000 | $1.75 | 30 Nov 2006 |
| | 500,000 | $2.75 | 30 Nov 2006 |
| | 500,000 | $3.75 | 30 Nov 2006 |
| | 500,000 | $4.75 | 30 Nov 2006 |
| | 500,000 | $5.75 | 30 Nov 2006 |
| **Officer** | | | |
| Mrs R M Fry | 10,000 | $1.17 | 6 Aug 2006 |
| | 100,000 | $1.20 | 13 Dec 2006 |
| Mr A G Moore | 10,000 | $1.17 | 6 Aug 2006 |
| | 100,000 | $1.20 | 13 Dec 2006 |
| Dr J A V Coates | 10,000 | $1.17 | 6 Aug 2006 |
| | 100,000 | $1.20 | 13 Dec 2006 |

Options having an exercise price of $1.17 were granted on 6 August 2001, to all permanent employees of the Company. Options having an exercise price of $1.20 were granted on 13 December 2001 pursuant to the Key Employee Share Option Plan.

At the date of this report unissued ordinary shares of the Company under option are:

| Number of options | Exercise price $ | Expiry date |
|---|---|---|
| 240,000 | $2.69 | 7 Dec 2002 |
| 100,000 | $1.00 | 31 Dec 2002 |
| 216,000 | $1.46 | 21 Oct 2003 |
| 150,000 | $1.00 | 31 Oct 2003 |
| 50,000 | $1.53 | 6 Nov 2003 |
| 50,000 | $1.00 | 31 Oct 2004 |
| 169,000 | $0.98 | 19 Nov 2004 |
| 1,075,000 | $1.15 | 4 Dec 2005 |
| 430,000 | $1.17 | 6 Aug 2006 |
| 250,000 | $1.00 | 14 Nov 2006 |
| 500,000 | $1.75 | 30 Nov 2006 |
| 500,000 | $2.75 | 30 Nov 2006 |
| 500,000 | $3.75 | 30 Nov 2006 |
| 500,000 | $4.75 | 30 Nov 2006 |
| 500,000 | $5.75 | 30 Nov 2006 |
| 1,050,000 | $1.20 | 13 Dec 2006 |

**DIRECTORS' REPORT**
**FOR THE YEAR ENDED 30 JUNE 2002**

Options granted to executive directors and officers are subject to specified performance criteria in accordance with the Company's Key Employee Share Option Plan. Subject to the Plan rules, options granted expire upon cessation of the employee's employment or the expiry date, whichever is the sooner. During the financial year, 370,000 options were either cancelled or expired due to cessation of employment.

These options do not entitle the holder to participate in any share issue of the Company or any other body corporate.

During or since the end of the financial year the Company did not issue any shares as a result of the exercise of options.

### Directors' interests

The relevant interest of each director in the share capital of the Company, as notified by the Company to the Australian Stock Exchange in accordance with s205G(1) of the Corporations Act 2001, as at the date of the report is as follows:

| | The Company | |
|---|---|---|
| | Ordinary shares | Options over ordinary shares |
| | Number | Number |
| Mr O B O'Duill | 40,000 | - |
| Prof J Mills | 63,089 | - |
| Dr S N Webb | 100,000 | 2,500,000 |
| Ms H A Cameron | 11,283 | - |
| Mr I N Ferres | 62,789 | - |
| Mr R W Moses | - | - |

### Principal activities

The principal activity of the consolidated entity during the course of the financial year was the development and commercialisation of pharmaceutical programs and projects. The business encompasses the conduct of pharmaceutical research, development, intellectual property protection and commercialisation with the aim of discovering and developing human pharmaceutical products for sale in world markets.

### Review and result of operations

During the financial year, Amrad continued its research and development program in three core areas of expertise, namely infectious diseases, neurological disease and allergy and inflammation.

In addition to the projects in pre-clinical discovery phase, Amrad has focussed on the following projects in its advanced portfolio in pre-clinical and clinical development:

- AM336 is a potential treatment for severe pain. Early completion of the Phase I/II safety study in cancer patients was achieved in February 2002. A development plan for AM336 was finalised involving additional preclinical studies requiring completion prior to the compound progressing to a Phase II study.
- AM36, a potential treatment for stroke, has been shown to protect the nerves in the brain in experimental models of stroke. Rights to this compound were returned to Amrad from DevCo Pharmaceuticals in April 2002 and the planning of a development strategy commenced.
- Emfilermin has been identified as having potential in the treatment of infertility. Amrad has licensed to Serono, one of Europe's largest biotechnology companies, the rights to develop emfilermin for assisted reproduction. A proof-of-concept study has been completed by Serono.

- Emfilermin was also identified as a potential treatment for neuromuscular disease. During the financial year, a Phase II clinical trial was conducted in both Australia and the United States. The trial clearly demonstrated that the drug did not reduce chemotherapy-induced peripheral nerve damage and consequently in March 2002 it was decided to cease further development of emfilermin for this indication.
- AM132 and AM133 are potential treatments for cardiovascular disease. Preclinical development of these drugs continued in collaboration with Gencell Aventis and Edwards Lifesciences, respectively.
- AM365 was identified as a potential treatment for the hepatitis B virus infection. Phase I clinical trials were successfully completed in Australia and a Phase II clinical trial was conducted in chronically infected patients at several hospital sites in Australia, New Zealand and South East Asia.

**Events subsequent to balance date**

In July 2002, the Phase II clinical trial of AM365 for hepatitis B virus infection was completed. Because AM365 failed to demonstrate sufficient antiviral activity, Amrad has decided to cease development of this compound. With the exception of incurring additional committed research and development expenditure of $425,747 after 30 June 2002, the cessation of this project is not expected to have a significant financial impact on the future operations of the consolidated entity.

Except for the event noted above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future years.

**Likely developments**

Information about likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

**Dividends**

The directors do not recommend a dividend be paid or declared by the Company for the year. Since the end of the previous financial year no dividend has been paid.

**State of affairs**

Significant changes in the state of affairs of the consolidated entity during the financial year were as follows:

- On 6 August 2001, the Company issued 64,305 shares for no consideration to eligible employees under the Employee Share Ownership Plan.
- On 30 November 2001, the Company issued 100,000 shares at $1.01 per share to Managing Director Dr Sandra Webb.
- On 14 December 2001, the Company issued 30,947 shares at $1.00 per share to eligible employees under the Key Employee Share Ownership Plan.
- On 6 March 2002, the Company made a placement to institutions of 13,500,000 shares at a price of $1.15 per share.

**DIRECTORS' REPORT**
**FOR THE YEAR ENDED 30 JUNE 2002**

**Environmental regulation**

The consolidated entity's operations are not subject to any significant environmental regulations under either Commonwealth or State legislation. The directors believe that the consolidated entity has adequate systems in place for the management of its environmental requirements and is not aware of any breach of those environmental requirements as they apply to the consolidated entity.

**Indemnification and insurance of officers**

*Indemnification*

The Company has agreed to indemnify the following current directors of the Company, Mr O B O'Duill, Prof J Mills, Dr S N Webb, Ms H A Cameron, Mr I N Ferres and Mr R W Moses against liability arising as a result of a director acting as a director or other officer of the Company. The indemnity includes a right to require the Company to maintain directors and officers insurance that extends to former directors. The indemnity provided by the Company is an unlimited and continuing indemnity irrespective of whether a director ceases to hold any position in the Company.

*Insurance Premiums*

Since the end of the previous financial year, the Company has paid insurance premiums of $38,628 in respect of directors and officers liability insurance, for current and former directors and officers including executive officers of the Company and directors and officers of the Company's controlled entities.

The directors and officers insurance policy covers the directors and officers of the Company and its controlled entities against loss arising from any claims made against them during the period of insurance (including company reimbursement) by reason of any wrongful act committed or alleged to have been committed by them in their capacity as directors or officers of the Company or its controlled entities and reported to the insurers during the policy period or if exercised, the extended reporting period.

**Rounding off**

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and directors' report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Dated at Melbourne this 15th day of August, 2002.

Signed in accordance with a resolution of the directors.

Olaf B O'Duill
*Chairman*

**DISCUSSION AND ANALYSIS OF THE CONCISE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2002**

For the financial year ended 30 June 2002, Amrad incurred a financial loss after tax of $14.4 million compared to a loss of $5.6 million for the year ended 30 June 2001. However, the result for the previous year included a profit of $7.4 million on the sale of the consolidated entity's interest in the AMRAD Pharmaceuticals business.

Total revenue for the year was $12.9 million. This was lower than 2001 principally because the previous year's figure of $68.5 million included $36.6 million from the activities of AMRAD Pharmaceuticals and $11.4 million in revenue from the sale of the Consolidated Entity's interest in that company in October 2000.

Expenditure on research and development was $16.6 million, which is comparable to the 2001 figure of $16.3 million. All of this expenditure had been expensed at year end. More than fifty per cent of the expenditure was incurred on three major projects in development phase, namely the emfilermin, AM365 and AM336 projects. The balance was expended on products in the pre-clinical and discovery research and development stages.

Other costs were significantly lower than the prior year, primarily due to the impact of the disposal of the AMRAD Pharmaceuticals business.

At 30 June 2002 Amrad's total cash and financial assets stood at $34.6 million compared with $32.6 million the previous year. These were boosted during the year by the receipt of phased consideration instalments totalling $1.9 million from the earlier sale of AMRAD Pharmaceuticals and by a share placement. A placement of 13.5 million ordinary shares to institutions in March 2002 raised $14.9 million after transaction costs.

The consolidated entity continued to hold a major property asset in the form of land and buildings at Richmond in inner Melbourne. Part of the site is occupied by the Amrad head office and research facility. This portion of the asset is included in property, plant and equipment in the Financial Statements, at a written down value of $11.5 million and was independently valued at $14.6 million at 30 June 2002. The remainder, consisting of land and a modern office complex currently leased to GE Capital Finance Australia, is reflected in the Financial Statements as an investment property at a written down value of $26.6 million, and was independently valued at $31.5 million at 30 June 2002.

The investment property was financed by a bank loan secured against the property and repayable in equal instalments over the period to August 2009. During the financial year repayments of $3.3 million were made against the loan.

FILE No.
82-4867

## STATEMENT OF FINANCIAL PERFORMANCE
## FOR THE YEAR ENDED 30 JUNE 2002

| | Note | CONSOLIDATED 2002 $'000 | 2001 $'000 |
|---|---|---|---|
| Revenue from sale of goods | | 1,480 | 41,992 |
| Revenue from rendering of services | | 1,686 | 1,614 |
| Other revenues from ordinary activities | | 9,811 | 24,904 |
| **Total revenue** | | 12,977 | 68,510 |
| Raw materials | | (1,350) | (29,340) |
| Employee expenses | | (6,517) | (10,853) |
| Depreciation and amortisation expenses | | (1,870) | (3,537) |
| Borrowing costs | | (1,432) | (1,570) |
| External research and development costs | | (8,716) | (9,181) |
| Costs and net assets associated with sale of businesses and controlled entities | | - | (4,475) |
| Other expenses from ordinary activities | | (7,365) | (11,741) |
| **Profit/(loss) from ordinary activities before related income tax expense** | | (14,273) | (2,187) |
| Income tax expense relating to ordinary activities | | (129) | (2,150) |
| **Net profit /(loss)** | | (14,402) | (4,337) |
| **Net profit attributable to outside equity interests** | | - | (1,286) |
| **Total changes in equity from non-owner related transactions attributable to members of the parent entity** | 6 | (14,402) | (5,623) |
| | | Cents | Cents |
| Basic earnings per share (Ordinary Shares) | | (11.9) | (4.8) |
| Diluted earnings per share (Ordinary Shares) | | (11.9) | (4.8) |

The statement of financial performance is to be read in conjunction with the discussion and analysis on page 8 and the notes to the financial statements set out on pages 12 and 16.

## STATEMENT OF FINANCIAL POSITION
## FOR THE YEAR ENDED 30 JUNE 2002

| | Note | CONSOLIDATED 2002 $'000 | 2001 $'000 |
|---|---|---|---|
| **Current assets** | | | |
| Cash assets | | 1,571 | 3,126 |
| Receivables | | 3,759 | 5,097 |
| Other financial assets | | 33,067 | 29,500 |
| Deferred tax assets | | - | 69 |
| Other | | 263 | 1,049 |
| **Total current assets** | | 38,660 | 38,841 |
| **Non current assets** | | | |
| Receivables | | 5,242 | 7,460 |
| Investment property | | 26,607 | 27,217 |
| Property, plant and equipment | | 15,214 | 15,168 |
| Deferred tax assets | | 325 | 204 |
| **Total non current assets** | | 47,388 | 50,049 |
| **Total assets** | | 86,048 | 88,890 |
| **Current liabilities** | | | |
| Payables | | 3,437 | 4,403 |
| Interest bearing liabilities | | 2,091 | 1,940 |
| Provisions | | 1,083 | 1,629 |
| Other | | 1,064 | 1,064 |
| **Total current liabilities** | | 7,675 | 9,036 |
| **Non current liabilities** | | | |
| Interest bearing liabilities | | 16,291 | 18,382 |
| Provisions | | 94 | 118 |
| **Total non current liabilities** | | 16,385 | 18,500 |
| **Total liabilities** | | 24,060 | 27,536 |
| **Net assets** | | 61,988 | 61,354 |
| **Equity** | | | |
| Contributed equity | | 149,429 | 134,393 |
| Accumulated losses | 5 | (87,441) | (73,039) |
| **Total equity** | 6 | 61,988 | 61,354 |

The statement of financial position is to be read in conjunction with the discussion and analysis on page 8 and the notes to the financial statements set out on pages 12 and 16.

**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED 30 JUNE 2002**

| | CONSOLIDATED | |
|---|---|---|
| | 2002 | 2001 |
| | $'000 | $'000 |
| **Cash flows from operating activities** | | |
| Cash receipts in the course of operations | 9,870 | 50,992 |
| Cash payments in the course of operations | (22,796) | (60,011) |
| Interest received | 737 | 374 |
| Borrowing costs paid | (1,445) | (1,582) |
| Income tax paid | (181) | (2,110) |
| **Net cash used in operating activities** | (13,815) | (12,337) |
| **Cash flows from investing activities** | | |
| Payment for property, plant & equipment | (649) | (404) |
| Proceeds from sale of property, plant & equipment | 8 | 211 |
| Net proceeds from sale of businesses and a controlled entity, net of cash balances of disposed entity | 1,945 | 8,107 |
| **Net cash provided by investing activities** | 1,304 | 7,914 |
| **Cash flows from financing activities** | | |
| Proceeds from issue of shares | 14,935 | 43 |
| Net cash transferred (to)/from funds under management | (2,038) | 8,006 |
| Repayment of interest bearing liabilities | (1,941) | (2,201) |
| **Net cash provided by financing activities** | 10,956 | 5,848 |
| **Net increase / (decrease) in cash held** | (1,555) | 1,425 |
| **Cash at the beginning of the financial year** | 3,126 | 1,701 |
| **Cash at the end of the financial year** | 1,571 | 3,126 |

The statement of financial position is to be read in conjunction with the discussion and analysis on page 8 and the notes to the financial statements set out on pages 12 and 16.

## NOTES TO THE FINANCIAL STATEMENTS
## FOR THE YEAR ENDED 30 JUNE 2002

### 1 Basis of preparation of concise financial report

The concise financial report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 *Concise Financial Reports* and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full financial report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report. The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or fair values of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy as set out in Note 2, are consistent with those of the previous year.

A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity's full financial report.

### 2 Change in accounting policy

#### a) Earnings per share

The consolidated entity has applied AASB 1027 *Earnings Per Share* (issued June 2001) for the first time from 1 July 2001.

Basic and diluted earnings per share (EPS) for the comparative period ended 30 June 2001 have been adjusted so that the basis of calculation used is consistent with that of the current period.

*Basic earnings per share*

Basic EPS is now calculated as net profit or loss, rather than excluding any extraordinary items.

*Diluted earnings per share*

Diluted EPS earnings are now calculated by only adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares, rather than including the notional earnings on the funds that would have been received by the entity had the potential ordinary shares been converted.

## 2 Change in accounting policy (Cont)

The diluted EPS weighted average number of shares now includes the number of ordinary shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares, rather than the total number of dilutive potential ordinary shares. The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price.

The identification of dilutive potential ordinary shares is now based on net profit or loss from continuing ordinary operations, not net profit or loss before extraordinary items and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary share.

### b) Segment reporting

The consolidated entity has applied the revised AASB 1005 *Segment Reporting* (issued in August 2000) for the first time from 1 July 2001.

Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns.

Comparative information has been restated for the changes in definitions of segment revenues and results. There was no financial effect on the consolidated entity resulting from the application of this Standard.

## 3 Segment reporting

Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise income-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses. Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

*Business segments*

The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system:

| | |
|---|---|
| *Pharmaceutical R&D – Core business* | Research, development and commercialisation activities |
| *Property, investments, administration and other* | Funds under management, operational infrastructure, corporate services and property interests |
| *Discontinued businesses* | Human pharmaceuticals |

*Geographic segments*

The consolidated entity operates predominantly in Australia. More than 90% of revenue, operating loss and segment assets relate to operations in Australia.

3 **Segment reporting (continued)**

| Primary reporting – | Pharmaceutical R&D Core business | | Property, investments, admin and other | | Discontinued businesses | | Eliminations | | Consolidated | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Business segments** | **2002 $'000** | 2001 $'000 | **2002 $'000** | 2001 $'000 | **2002 $'000** | 2001 $'000 | **2002 $'000** | 2001 $'000 | **2002 $'000** | 2001 $'000 |
| **Revenue** | | | | | | | | | | |
| External segment revenue | **3,857** | 6,884 | **7,640** | 7,747 | **1,480** | 53,879 | **-** | - | **12,977** | 68,510 |
| Inter-segment revenue | **-** | - | **1,138** | 694 | **-** | - | **(1,138)** | (694) | **-** | - |
| **Total revenue** | 3,857 | 6,884 | **8,778** | 8,441 | **1,480** | 53,879 | **(1,138)** | (694) | 12,977 | 68,510 |
| **Result** | | | | | | | | | | |
| Segment profit | **(13,859)** | (10,071) | **(502)** | (3,500) | **88** | 11,384 | **-** | - | **(14,273)** | (2,187) |
| Profit from ordinary activities before income tax | **(13,859)** | (10,071) | **(502)** | **(3,500)** | **88** | **11,384** | **-** | - | **(14,273)** | (2,187) |
| Income Tax Expense | | | | | | | | | **(129)** | (2,150) |
| **Net profit** | | | | | | | | | **(14,402)** | (4,337) |
| Depreciation and amortisation | **595** | 1,075 | **1,275** | 1,335 | **-** | 57 | **-** | - | **1,870** | 2,467 |
| Individually significant items | | | | | | | | | | |
| - Proceeds from sale of business | **-** | - | **-** | - | **-** | 11,427 | **-** | - | **-** | 11,427 |
| **Assets** | | | | | | | | | | |
| Segment assets – property | **-** | - | **38,114** | 38,658 | **-** | - | **-** | - | **38,114** | 38,658 |
| Segment assets - other | **10,682** | 15,215 | **37,252** | 35,017 | **-** | - | **-** | - | **47,934** | 50,232 |
| Total segment assets (i) | **10,682** | 15,215 | **75,366** | 73,675 | **-** | - | **-** | - | **86,048** | 88,890 |
| **Liabilities** | | | | | | | | | | |
| Segment liabilities – property | **-** | - | **18,382** | 20,322 | **-** | - | **-** | - | **18,382** | 20,322 |
| Segment liabilities - other | **486** | 2,145 | **5,192** | 5,069 | **-** | - | **-** | - | **5,678** | 7,214 |
| Total segment liabilities (i) | **486** | 2,145 | **23,574** | 25,391 | **-** | - | **-** | - | **24,060** | 27,536 |
| Acquisitions of non-current assets | **786** | 477 | **556** | 35 | **-** | 7 | **-** | (115) | **1,342** | 404 |

(i) There are no unallocated corporate assets or liabilities at year end.

FILE No.
82-4867

## NOTES TO THE FINANCIAL STATEMENTS
## FOR THE YEAR ENDED 30 JUNE 2002

| | | CONSOLIDATED | |
|---|---|---|---|
| | | 2002 | 2001 |
| | | $'000 | $'000 |
| 4 | **Profit from ordinary activities before related income tax expense** | | |
| | **(a) Individually significant items included in profit from ordinary activities before related income tax expense:** | | |
| | Sale of AMRAD Pharmaceuticals Pty Ltd: | | |
| | Gross proceeds | - | 11,427 |
| | Costs and share of net assets disposed | - | (4,054) |
| | Gain on sale | - | 7,373 |
| 5 | **Retained Profits** | | |
| | Accumulated losses at the beginning of the financial year | (73,039) | (67,416) |
| | Net loss | (14,402) | (5,623) |
| | Accumulated losses at the end of the financial year | (87,441) | (73,039) |
| 6 | **Total equity reconciliation** | | |
| | Total equity at beginning of year | 61,354 | 71,445 |
| | Total changes in parent entity interest in equity recognised in statement of financial performance | (14,402) | (5,623) |
| | Transaction with owners as owners: | | |
| | Contribution of equity | 15,036 | (4,468) |
| | Total equity at end of year | 61,988 | 61,354 |
| 7 | **Earnings per share** | **Cents** | **Cents** |
| | Basic earnings per share | (11.9) | (4.8) |
| | Diluted earnings per share | (11.9) | (4.8) |

8 **Dividends**

No dividends were paid or proposed in the current or prior financial years.

## NOTES TO THE FINANCIAL STATEMENTS
## FOR THE YEAR ENDED 30 JUNE 2002

### 9. Events subsequent to balance date

In July 2002, the Phase II clinical trial of AM365 for hepatitis B virus infection was completed. Because AM365 failed to demonstrate sufficient antiviral activity, Amrad has decided to cease development of this compound. With the exception of incurring additional committed research and development expenditure of $425,747 after 30 June 2002, the cessation of this project is not expected to have a significant financial impact on the future operations of the consolidated entity.

Except for the event noted above, there has not arisen since the end of the financial year, any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial years.

**DIRECTORS' DECLARATION**
**FOR THE YEAR ENDED 30 JUNE 2002**

In the opinion of the directors of Amrad Corporation Limited, the accompanying concise financial report of the consolidated entity, comprising Amrad Corporation Limited and its controlled entities for the year ended 30 June 2002, set out on pages 1 to 16:

(a) has been derived from or is consistent with the full financial report for the financial year; and

(b) complies with Accounting Standard AASB 1039 *Concise Financial Reports.*

Dated at Melbourne this 15th day of August, 2002.

Signed in accordance with a resolution of the directors:

Olaf B O'Duill
*Chairman*

## INDEPENDENT AUDIT REPORT ON CONCISE FINANCIAL REPORT FOR THE YEAR ENDED 30 JUNE 2002

**Scope**

We have audited the concise financial report of Amrad Corporation Limited and its controlled entities for the financial year ended 30 June 2002, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes, and the accompanying discussion and analysis on the statement of financial performance, statement of financial position and statement of cash flows, in order to express an opinion on it to the members of the Company. The Company's directors are responsible for the concise financial report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the concise financial report is free of material misstatement. We have also performed an independent audit of the full financial report of Amrad Corporation Limited and its controlled entities for the year ended 30 June 2002. Our audit report on the full financial report was signed on 15 August 2002, and was not subject to any qualification.

Our procedures in respect of the audit of the concise financial report included testing that the information in the concise financial report is consistent with the full financial report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the full financial report. These procedures have been undertaken to form an opinion whether, in all material respects, the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 *Concise Financial Reports* issued in Australia.

The audit opinion expressed in this report has been formed on the above basis.

**Audit Opinion**

In our opinion, the concise financial report of Amrad Corporation Limited and its controlled entities for the year ended 30 June 2002 complies with Accounting Standard AASB 1039 *Concise Financial Reports* issued in Australia.

KPMG

Paul J McDonald
*Partner*

Melbourne, Victoria
15th August 2002